COPY

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	(MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BOX OPTIONS EXCHANGE LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610
   Boston, MA 02110
3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   617-235-2235 (Telephone) 617-235-2253 (Facsimile)

12006919

5. Provide the name, title, and telephone number of a contact employee:
   Lisa J. Fall (Name) President (Title) 617-235-2235 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Michael Burbach
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 08/26/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 8/20/2012 (MM/DD/YY) BOX OPTIONS EXCHANGE LLC (Name of applicant)

By: [signature] (Signature) Lisa J. Fall, President (Printed Name and Title)

Subscribed and sworn before me this 20th day of August (Month), 2012 (Year) by [signature] (Notary Public)

My Commission expires 10/14/16 County of Essex State of Massachusetts

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

MEGAN JANE LOWE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 14, 2016

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: BOX OPTIONS EXCHANGE LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Arch Street, Suite 610
   Boston, MA 02110
3. Provide the applicant's mailing address (if different):
4. Provide the applicant's business telephone and facsimile number:
   617-235-2235 (Telephone) 617-235-2253 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Lisa J. Fall (Name) President (Title) 617-235-2235 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Michael Burbach
   101 Arch Street, Suite 610
   Boston, MA 02110
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 08/26/2010 (b) State/Country of formation: Delaware, USA

   (c) Statute under which applicant was organized: DLLCA Sec. 18-201

RECEIVED 2012 AUG 21 PM 3:33 SEC / TM

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 8/20/2012 (MM/DD/YY) BOX OPTIONS EXCHANGE LLC (Name of applicant)

By: L J Fall (Signature) Lisa J. Fall, President (Printed Name and Title)

Subscribed and sworn before me this 20th day of August (Month), 2012 (Year) by [signature] (Notary Public)

My Commission expires 10/14/16 County of Essex State of Massachusetts

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

MEGAN JANE LOWE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 14, 2016

BOX OPTIONS EXCHANGE

August 20, 2012

Via FedEx

Mr. Brian J Baltz
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re: BOX Options Exchange LLC
Amendment No. 3 to Form 1 Application

Dear Mr. Baltz:

On December 16, 2011, BOX Options Exchange LLC ("BOX Exchange") filed its Form 1 application to register as a national securities exchange pursuant to Section 6 of the Securities Exchange Act of 1934; on December 27, 2011, BOX Exchange filed Amendment No. 1 to the Form 1 and, on March 30, 2012, BOX Exchange filed Amendment No. 2 to the Form 1 (collectively, the "Form 1").

Enclosed for filing are an original and two copies of Amendment No. 3 to the Form 1 (the "Amendment"). The Amendment amends Exhibits C, F, J and M as indicated below:

1. As a result of the acquisition of 80% of the outstanding ownership interests of TMX Group, Inc. in a series of transactions occurring through August 10, 2012, Exhibit C is hereby amended to reflect changes to the ownership structure of TMX Group, Inc. by deleting certain portions of the prior response and inserting new portions of the response to Exhibit C;

2. As a result of the discontinuation of the initial "waive-in" application after launch of BOX Exchange as an SRO and a change in the mailing address used by BOX Exchange to process participant applications, Exhibit F is hereby amended by deleting the response to Exhibit F in its entirety and inserting a new response to Exhibit F;

3. As a result of the election of directors and committees of BOX Exchange, Exhibit J is hereby amended by deleting the response to Exhibit J in its entirety and inserting a new response to Exhibit J; and

4. As a result of the launch of BOX Exchange as an SRO, Exhibit M is hereby amended by deleting the response to Exhibit M in its entirety and inserting a new response to Exhibit M.

Except as set forth above, neither the Form 1 nor any exhibits thereto are being changed by this Amendment No. 3.

Please do not hesitate to contact me if you have any questions.

Sincerely yours,

Lisa J. Fall
President

cc: Glen R. Openshaw, Esq.

Enclosures

BOX OPTIONS EXCHANGE

BOX OPTIONS EXCHANGE LLC

AMENDMENT No. 3
to
FORM 1 APPLICATION
and
EXHIBITS

The Form 1 application is hereby amended as set forth in this Amendment No. 3. The Form 1 application is not being modified in any respect other than to the extent set forth below.

BOX℠
OPTIONS EXCHANGE

Amendment to:

Exhibit C

Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business and functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit C is hereby amended by deleting certain portions of the prior response and inserting new portions of the response to Exhibit C as set forth below. Exhibit C is not being modified except to the extent set forth below.

BOX OPTIONS EXCHANGE

Response:

BOX Holdings Group LLC

No change to items 1 through 8 and 10

9. Officers of BOX Holdings Group LLC
   - Tony McCormick, CEO
   - Lisa Fall, Secretary

   Directors of BOX Holdings Group LLC:
   - Peter J. Layton (Chairman), Chief Executive Officer, Tallgrass Group, LLC
   - Tom Kloet, Chief Executive Officer, TMX Group Inc.
   - Alain Miquelon, President and Chief Executive Officer, Montreal Exchange Inc.
   - Thomas Peterffy, Chairman and CEO, Interactive Brokers Group, LLC
   - David M. Battan, Vice President and General Counsel, Interactive Brokers Group, LLC
   - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
   - Ryan Gould, Managing Director, Citigroup Inc.
   - James Masserio, Managing Director, Credit Suisse Group
   - Luis Valdich, Managing Director, JP Morgan
   - Chae Yi, Managing Director, UBS Securities LLC
   - Chip Dempsey, Executive Director, Morgan Stanley & Co. Inc.
   - John C. Nagel, Director and Associate General Counsel, Citadel Investment Group

Committees:

Audit Committee:
- Tom Kloet
- David Battan
- Ryan Gould

Compensation Committee:
- Alain Miquelon
- Peter Layton
- Thomas Peterffy

BOX OPTIONS EXCHANGE

Executive Committee:

- Peter Layton
- David Battan
- William Easley
- Thomas Kloet
- Tony McCormick
- Alain Miquelon

BOX Market LLC

No change to items 1 through 8 and 10

9. Officers of BOX Market LLC:
    - Tony McCormick, CEO
    - Lisa Fall, EVP, Chief Legal Officer & Secretary
    - John Goode, CIO
    - Vito Gendusa, SVP, Finance
    - Patrick Zielinski - SVP, Market Operations

   Directors of BOX Market LLC:
    - Peter J. Layton (Chairman), Chief Executive Officer, Tallgrass Group, LLC
    - Tom Kloet, Chief Executive Officer, TMX Group Inc.
    - Alain Miquelon, President and Chief Executive Officer, Montreal Exchange Inc.
    - Thomas Peterffy, Chairman and CEO, Interactive Brokers Group, LLC
    - David M. Battan, Vice President and General Counsel, Interactive Brokers Group, LLC
    - William Easley (Vice Chairman), Managing Director, Aragon Solutions, Ltd.
    - Ryan Gould, Managing Director, Citigroup Inc.
    - James Masserio, Managing Director, Credit Suisse Group
    - Luis Valdich, Managing Director, JP Morgan
    - Chae Yi, Managing Director, UBS Securities LLC
    - Chip Dempsey, Executive Director, Morgan Stanley & Co. Inc.
    - John C. Nagel, Director and Associate General Counsel, Citadel Investment Group
    - Ken Meaden, Regulatory Director

BOX OPTIONS EXCHANGE

Committees:

Audit Committee:

- Tom Kloet
- David Battan
- Ryan Gould

Compensation Committee:

- Alain Miquelon
- Peter Layton
- Thomas Peterffy

Executive Committee:

- Peter Layton
- David Battan
- William Easley
- Thomas Kloet
- Tony McCormick
- Alain Miquelon

TMX Group, Inc.

No change to items 1 through 8 and 10

9. Officers of TMX Group Limited:
   - Charles Winograd, Chairman
   - Thomas Kloet, Chief Executive Officer
   - Ronald Alepian, Vice President, Group Head of Corporate Communications and Marketing
   - Kevan B. Cowan, President, TSX Markets, Group Head of Equities
   - Robert Fotheringham, Senior Vice President, Equities Trading
   - Ian Gilhooley, Senior Vice President, Cash Clearing and Depository
   - Glenn Goucher, Senior Vice President, Derivatives Clearing
   - Brenda Hoffman Senior Vice President, Group Head of Information Technology
   - Mary Lou Hukezalie, Senior Vice President, Group Head of Human Resources
   - Peter Krenkel, President, NGX, Group Head of Energy
   - Alain Miquelon, President and Chief Executive Officer, MX, Group Head of Derivatives
   - Sharon C. Pel, Senior Vice President, Group Head of Legal and Business Affairs and Corporate Secretary
   - Michael Ptasznik, Senior Vice President and Group Head, Chief Financial Officer

- Eric Sinclair, President Datalinx, Group Head of Information Services

Directors of TMX Group Limited:

- Luc Bertrand
- Denyse Chicoyne
- Marie Giguère
- George Gosbee
- William Hatanaka
- Harry Jaako
- Thomas Kloet
- William Linton
- Jean Martel
- William T. Royan
- Gerri Sinclair
- Kevin Sullivan
- Anthony Walsh
- Eric M. Wetlaufer
- Charles Winograd
- Tom Woods

Bourse de Montreal, Inc.

No change to items 1 through 10

MX US 1, Inc.

No change to items 1 through 10

MX US 2, Inc.

No change to items 1 through 10

TMX Group Limited

1. Name: TMX Group Limited
   Address: The Exchange Tower, 130 King Street West, Toronto, ON MSX 1J2

2. Corporation

3. TMX Group Limited was incorporated under the laws of Canada on April 28, 2011 and is publicly traded.

4. TMX Group Limited currently holds 80% of the outstanding shares of TMX Group, Inc. and, on or about September 14, 2012, it is expected that TMX Group Limited will hold 100% of the outstanding shares of TMX Group, Inc. TMX Group, Inc. is the sole owner of Bourse de Montreal, Inc. Bourse de Montreal, Inc. is the sole owner of MX US 1, Inc., which is the sole owner of MX US 2, Inc. MX US 2, Inc. holds a 20% voting interest and a 40% economic interest in the Exchange. MX US 2, Inc. also holds a 53.83% interest in BOX Holdings Group LLC, which is the 100% owner of BOX Market LLC, a facility of the Exchange.

5. TMX Group Limited is the parent company of TMX Group, Inc. and also holds 100% ownership interest in The Canadian Depository for Securities Limited, a provider of depository, clearing, settlement, regulatory and information services, and in Alpha Trading Systems Inc. and Alpha Trading Systems Limited Partnership, parent companies of an automated securities exchange.

6. Not applicable.

7. See Exhibit C-7, pages 1-52.

8. See Exhibit C-7, pages 53-71.

9. Officers of TMX Group Limited:
   - Charles Winograd, Chairman
   - Thomas Kloet, Chief Executive Officer
   - Ronald Alepian, Vice President, Group Head of Corporate Communications and Marketing
   - Kevan B. Cowan, President, TSX Markets, Group Head of Equities
   - Robert Fotheringham, Senior Vice President, Equities Trading
   - Ian Gilhooley, Senior Vice President, Cash Clearing and Depository
   - Glenn Goucher, Senior Vice President, Derivatives Clearing
   - Brenda Hoffman Senior Vice President, Group Head of Information Technology
   - Mary Lou Hukezalie, Senior Vice President, Group Head of Human Resources
   - Peter Krenkel, President, NGX, Group Head of Energy
   - Alain Miquelon, President and Chief Executive Officer, MX, Group Head of Derivatives
   - Sharon C. Pel, Senior Vice President, Group Head of Legal and Business Affairs and Corporate Secretary
   - Michael Ptasznik, Senior Vice President and Group Head, Chief Financial Officer
   - Eric Sinclair, President Datalinx, Group Head of Information Services

Directors of TMX Group Limited:

- Luc Bertrand
- Denyse Chicoyne
- Marie Giguère
- George Gosbee
- William Hatanaka
- Harry Jaako
- Thomas Kloet
- William Linton
- Jean Martel
- William T. Royan
- Gerri Sinclair
- Kevin Sullivan
- Anthony Walsh
- Eric M. Wetlaufer
- Charles Winograd
- Tom Woods

10. Not applicable

Indirect Foreign Affiliates

The parent ownership structure of MX US 1, Inc. is comprised entirely of foreign entities (the "Foreign Direct Affiliates"), which in turn own interests, either directly or indirectly, of 25 percent or more in a number of other entities (such Foreign Direct Affiliate-owned entities, not including dormant entities, collectively the "Foreign Indirect Affiliates").

The organizational chart of Exhibit C-8 TMX Corporate Structure is attached and includes Foreign Indirect Affiliates.

Exhibit C-7 – TMX Group Limited Articles and Bylaws

Request ID: Demande n°:	013125094	Province of Ontario Province de l'Ontario Ministry of Government Services Ministère des Services gouvernementaux	Date Report Produced: Document produit le:	2011/04/28
Transaction ID: Transaction n°:	044208032		Time Report Produced: Imprimé à:	15:45:17
Category ID: Catégorie:	CT			

Certificate of Incorporation
Certificat de constitution

This is to certify that

Ceci certifie que

2283189 ONTARIO INC.

Ontario Corporation No.

Numéro matricule de la personne morale en Ontario

002283189

is a corporation incorporated, under the laws of the Province of Ontario.

est une société constituée aux termes des lois de la province de l'Ontario.

These articles of incorporation are effective on

Les présents statuts constitutifs entrent en vigueur le

APRIL 28 AVRIL, 2011

Director/Directrice
Business Corporations Act/Loi sur les sociétés par actions

Request ID / *Demande n°*
13125094

Ontario Corporation Number
Numéro de la compagnie en Ontario
2283189

FORM 1 / *FORMULE NUMÉRO 1*

BUSINESS CORPORATIONS ACT / *LOI SUR LES COMPAGNIES*

ARTICLES OF INCORPORATION
STATUTS CONSTITUTIFS

1. The name of the corporation is: *Dénomination sociale de la compagnie:*
   2283189 ONTARIO INC.

2. The address of the registered office is: *Adresse du siège social:*

   100 KING STREET WEST, Suite 4400
   1 FIRST CANADIAN PLACE
   (Street & Number, or R.R. Number & if Multi-Office Building give Room No.)
   (Rue et numéro, ou numéro de la R.R. et, s'il s'agit édifice à bureau, numéro du bureau)

   TORONTO ONTARIO
   CANADA M5X 1B1
   (Name of Municipality or Post Office) *(Nom de la municipalité ou du bureau de poste)*
   (Postal Code/*Code postal*)

3. Number (or minimum and maximum number) of directors is: *Nombre (ou nombres minimal et maximal) d'administrateurs:*
   Minimum 1 Maximum 10

4. The first director(s) is/are: *Premier(s) administrateur(s):*

First name, initials and surname / *Prénom, initiales et nom de famille* Address for service, giving Street & No. or R.R. No., Municipality and Postal Code / *Domicile élu, y compris la rue et le numéro, le numéro de la R.R., ou le nom de la municipalité et le code postal*	Resident Canadian State Yes or No / *Résident Canadien Oui/Non*
* STEVEN M. HARRIS 100 KING STREET WEST Suite 4400 TORONTO ONTARIO CANADA M5X 1B1	YES

Request ID / *Demande n°*
13125094

Ontario Corporation Number
Numéro de la compagnie en Ontario
2283189

5. **Restrictions, if any, on business the corporation may carry on or on powers the corporation may exercise.**
Limites, s'il y a lieu, imposées aux activités commerciàles ou aux pouvoirs de la compagnie.

None.

6. **The classes and any maximum number of shares that the corporation is authorized to issue:**
Catégories et nombre maximal, s'il y a lieu, d'actions que la compagnie est autorisée à émettre:

One class of shares in an unlimited number to be designated as common shares.

Request ID / *Demande n°*
13125094

Ontario Corporation Number
Numéro de la compagnie en Ontario
2283189

7. **Rights, privileges, restrictions and conditions (if any) attaching to each class of shares and directors authority with respect to any class of shares which may be issued in series:**
Droits, privilèges, restrictions et conditions, s'il y a lieu, rattachés à chaque catégorie d'actions et pouvoirs des administrateurs relatifs à chaque catégorie d'actions que peut être émise en série:

1. Dividends

1.1 The holders of common shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the board of directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and all dividends which the directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding.

2. Dissolution

2.1 In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares shall be entitled to receive the remaining property and assets of the Corporation.

3. Voting Rights

3.1 The holders of the common shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each common share held at all meetings of the shareholders of the Corporation.

Request ID / *Demande n°* 13125094

Ontario Corporation Number / *Numéro de la compagnie en Ontario* 2283189

8. **The issue, transfer or ownership of shares is/is not restricted and the restrictions (if any) are as follows:**
L'émission, le transfert ou la propriété d'actions est/n'est pas restreinte. Les restrictions, s'il y a lieu, sont les suivantes:

The right to transfer securities of the Corporation (other than debt securities that are not convertible into shares of the Corporation) shall be restricted in that no holder of such securities shall be entitled to transfer any such securities without either:

(a) if the transfer of such securities is restricted by any security holders' agreement, complying with such restrictions in such agreement; or

(b) if there are no such restrictions, either:

(i) the express sanction of the holders of more than 50% of the voting shares of the Corporation for the time being outstanding expressed by a resolution passed at a meeting of the shareholders or by an instrument or instruments in writing signed by the holders of more than 50% of such shares; or

(ii) the express sanction of the directors of the Corporation expressed by a resolution passed by the votes of a majority of the directors of the Corporation at a meeting of the board of directors or signed by all of the directors entitled to vote on that resolution at a meeting of directors.

Request ID / *Demande n°*
13125094

Ontario Corporation Number
Numéro de la compagnie en Ontario
2283189

9. **Other provisions, (if any, are):**
Autres dispositions, s'il y a lieu:

None.

Request ID / *Demande n°*
13125094

Ontario Corporation Number
Numéro de la compagnie en Ontario
2283189

10. The names and addresses of the incorporators are
Nom et adresse des fondateurs

First name, initials and last name or corporate name

Prénom, initiale et nom de famille ou dénomination sociale

Full address for service or address of registered office or of principal place of business giving street & No. or R.R. No., municipality and postal code
Domicile élu, adresse du siège social au adresse de l'établissement principal, y compris la rue et le numéro, le numéro de la R.R., le nom de la municipalité et le code postal

* STEVEN M. HARRIS
100 KING STREET WEST   Suite 4400

TORONTO ONTARIO
CANADA M5X 1B1

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government Services | Ministère des Services gouvernementaux

Ontario

CERTIFICATE | CERTIFICAT

This is to certify that these articles are effective on: | Ceci certifie que les présents statuts entrent en vigueur le

MAY 13 MAI, 2011

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Ontario Corporation Number
Numéro de la société en Ontario

2283189

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

2283189 ONTARIO INC.

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

MAPLE GROUP ACQUISITION CORPORATION / CORPORATION D'ACQUISITION GROUPE MAPLE

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

2011/04/28

(Year, Month, Day)
(année, mois, jour)

4. Complete only if there is a change in the number of directors or the minimum / maximum number of directors.
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are: Nombre d'administrateurs :		minimum and maximum number of directors is/are: nombres minimum et maximum d'administrateurs :	
Number / Nombre		minimum / minimum	maximum / maximum
	or / ou	3	24

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

(a) by changing the name of the Corporation to Maple Group Acquisition Corporation / Corporation d'Acquisition Groupe Maple;
(b) by deleting paragraph 9 of the Articles of the Corporation in its entirety and by replacing it with the following:
"The Corporation may be legally designated by the English version of its name or the French version of its name."

(c) by deleting paragraph 3 of the Articles of the Corporation in its entirety and by replacing it with the following:

"A minimum of 3 directors and a maximum of 24 directors";

(d) by increasing the authorized capital of the Corporation by creating an unlimited number of Preference Shares, issuable in series;

(e) by deleting paragraph 6 of the Articles of the Corporation in its entirety and replacing it with the following:

(i) an unlimited number of shares to be designated as common shares; and
(ii) an unlimited number of shares to be designated as Preference Shares, issuable in series.

(f) by deleting paragraph 7 of the Corporation's Articles in its entirety and replacing it with the following:

1. PREFERENCE SHARES

1.1 Directors' Right to Issue One or More Series

The Preference Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of the Corporation shall fix the number of shares that will form that series and shall, subject to limitations set out in the Articles of the Corporation, determine the designation, rights, privileges, restrictions and conditions to be attached to the Preference Shares of that series, the whole subject to the filing with the Director (as defined in the Business Corporations Act (Ontario) (the "OBCA")) of Articles of Amendment containing a description of that series including the rights, privileges, restrictions and conditions determined by the board of directors of the Corporation.

1.2 Ranking of the Preference Shares

1.2.1 The Preference Shares of each series shall rank on a parity with the Preference Shares of every other series with respect to dividends and return of capital in the event of the liquidation, dissolution or winding-up of the Corporation, and shall be entitled to a preference over the Common Shares of the Corporation and over any other shares ranking junior to the Preference Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

1.2.2 If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up of the Corporation are not paid in full in respect of any series of the Preference Shares, the Preference Shares of all series shall participate rateably in respect of those dividends in accordance with the sums that would be payable on those shares if all of those dividends were declared and paid in full, and in respect of that return of capital in accordance with the sums that would be payable on that return of capital if all sums so payable were paid in full; provided, however, that if there are insufficient assets to satisfy in full all of those claims, the claims of the holders of the Preference Shares with respect to return of capital shall be paid and satisfied first and any assets then remaining shall be applied towards the payment and satisfaction of claims in respect of dividends.

1.2.3 The Preference Shares of any series may also be given any other preference not inconsistent with the rights, privileges, restrictions and conditions attached to the Preference Shares as a class over the Common Shares of the Corporation and over any other shares ranking junior to the Preference Shares as may be determined in the case of that series of Preference Shares.

1.3 Voting Rights

Except as referred to below or as required by law or unless provision is made in the Articles of the Corporation relating to any series of Preference Shares that the series is entitled to vote, the holders of the Preference Shares shall not be entitled as such to receive notice of, to attend or vote at any meeting of the shareholders of the Corporation.

1.4 Amendment with Approval of Holders of the Preference Shares

The rights, privileges, restrictions and conditions attached to the Preference Shares as a class may be added to, changed or removed but only with the approval of the holders of the Preference Shares given as specified below.

1.5 Approval of Holders of the Preference Shares

1.5.1 The approval of the holders of the Preference Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Preference Shares as a class or in respect of any other matter requiring the consent of the holders of the Preference Shares may be given in any manner as may then be required by law, subject to a minimum requirement that the approval be given by resolution signed by all the holders of the Preference Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Preference Shares duly called and held for that purpose.

1.5.2 The formalities to be observed with respect to the giving of any notice of any meeting or any adjourned meeting, the quorum required for the meeting and the conduct of the meeting shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the OBCA as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Preference Shares as a class, or at any joint meeting of the holders of two or more series of Preference Shares, each holder of Preference Shares entitled to vote at the meeting shall have one vote in respect of each $1.00 of the issue price of each Preference Share held, or if every series of Preference Shares is convertible into or exchangeable for Common Shares, each holder shall have one vote in respect of each Common Share into which that holder's Preference Shares are convertible or exchangeable.

2. COMMON SHARES

2.1 Voting Rights

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation except meetings at which only the holders of another class or series are entitled to vote separately as a class or series, and shall be entitled to one vote at all those meetings in respect of each Common Share held.

2.2 Dividends

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, the holders of the Common Shares shall, at the discretion of the directors, be entitled to receive any dividends declared and payable by the Corporation on the Common Shares.

2.3 Liquidation, Dissolution or Winding-Up

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, upon the liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall be entitled to receive the remaining assets of the Corporation.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions*.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2011/05/13

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

2283189 ONTARIO INC.

(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).

By/
Par :

(Signature)
(Signature)

Steven M. Harris

Director

(Description of Office)
(Fonction)

For Ministry Use Only
A l'usage exclusif du ministère

Ministry of Government Services
Ministère des Services gouvernementaux

Ontario

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

AUGUST 01 AOÛT, 2012

K. [signature]

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

Ontario Corporation Number
Numéro de la société en Ontario

2283189

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

1 The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT)

MAPLE GROUP ACQUISITION CORPORATION / CORPORATION D'ACQUISITION GROUPE MAPLE

2 The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT)

3. Date of incorporation/amalgamation
Date de la constitution ou de la fusion

2011/04/28

(Year, Month, Day)
(année, mois, jour)

4 **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are: minimum and maximum number of directors is/are:
Nombre d'administrateurs : nombres minimum et maximum d'administrateurs

Number / Nombre ______ or / ou minimum and maximum / minimum et maximum ______ ______

5 The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

(a) by deleting paragraph 7 of the Corporation's Articles in its entirety and replacing it with the attached Schedule "A";
(b) by adding the following to paragraph 8 of the Corporation's Articles:
The right to transfer securities of the Corporation is also restricted as set out in Schedule "B"; and
(c) by adding the attached Schedule "B" to paragraph 8 of the Corporation's Articles.

SCHEDULE "A"

PREFERENCE SHARES

Directors' Right to Issue One or More Series

The Preference Shares may be issued at any time or from time to time in one or more series. Before any shares of a series are issued, the board of directors of the Corporation shall fix the number of shares that will form that series and shall, subject to limitations set out in the Articles of the Corporation, determine the designation, rights, privileges, restrictions and conditions to be attached to the Preference Shares of that series, the whole subject to the filing with the Director (as defined in the Business Corporations Act (Ontario) (the "OBCA")) of Articles of Amendment containing a description of that series including the rights, privileges, restrictions and conditions determined by the board of directors of the Corporation.

Ranking of the Preference Shares

The Preference Shares of each series shall rank on a parity with the Preference Shares of every other series with respect to dividends and return of capital in the event of the liquidation, dissolution or winding-up of the Corporation, and shall be entitled to a preference over the Common Shares of the Corporation and over any other shares ranking junior to the Preference Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

If any cumulative dividends, whether or not declared, or declared non-cumulative dividends or amounts payable on a return of capital in the event of the liquidation, dissolution or winding-up of the Corporation are not paid in full in respect of any series of the Preference Shares, the Preference Shares of all series shall participate rateably in respect of those dividends in accordance with the sums that would be payable on those shares if all of those dividends were declared and paid in full, and in respect of that return of capital in accordance with the sums that would be payable on that return of capital if all sums so payable were paid in full: provided, however, that if there are insufficient assets to satisfy in full all of those claims, the claims of the holders of the Preference Shares with respect to return of capital shall be paid and satisfied first and any assets then remaining shall be applied towards the payment and satisfaction of claims in respect of dividends.

The Preference Shares of any series may also be given any other preference not inconsistent with the rights, privileges, restrictions and conditions attached to the Preference Shares as a class over the Common Shares of the Corporation and over any other shares ranking junior to the Preference Shares as may be determined in the case of that series of Preference Shares.

Voting Rights

Except as referred to below or as required by law or unless provision is made in the Articles of the Corporation relating to any series of Preference Shares that the series is entitled to vote, the

5. *Continued*

holders of the Preference Shares shall not be entitled as such to receive notice of, to attend or vote at any meeting of the shareholders of the Corporation.

Amendment with Approval of Holders of the Preference Shares

The rights, privileges, restrictions and conditions attached to the Preference Shares as a class may be added to, changed or removed but only with the approval of the holders of the Preference Shares given as specified below.

Approval of Holders of the Preference Shares

The approval of the holders of the Preference Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Preference Shares as a class or in respect of any other matter requiring the consent of the holders of the Preference Shares may be given in any manner as may then be required by law, subject to a minimum requirement that the approval be given by resolution signed by all the holders of the Preference Shares or passed by the affirmative vote of at least 2/3 of the votes cast at a meeting of the holders of the Preference Shares duly called and held for that purpose.

The formalities to be 'observed with respect to the giving of any notice of any meeting or any adjourned meeting, the quorum required for the meeting and the conduct of the meeting shall be those from time to time prescribed by the by-laws of the Corporation with respect to meetings of shareholders, or if not so prescribed, as required by the OBCA as in force at the time of the meeting. On every poll taken at every meeting of the holders of the Preference Shares as a class, or at any joint meeting of the holders of two or more series of Preference Shares, each holder of Preference Shares entitled to vote at the meeting shall have one vote in respect of each $1.00 of the issue price of each Preference Share held, or if every series of Preference Shares is convertible into or exchangeable for Common Shares, each holder shall have one vote in respect of each Common Share into which that holder's Preference Shares are convertible or exchangeable.

COMMON SHARES

Voting Rights

The holders of the Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation except meetings at which only the holders of another class or series are entitled to vote separately as a class or series., and shall be entitled to one vote at all those meetings in respect of each Common Share held.

Dividends

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, the holders of the Common Shares shall, at the discretion of the directors, be entitled to receive any dividends declared and payable by the Corporation on the Common Shares.

5. *Continued*

Liquidation, Dissolution or Winding-Up

Subject to the rights, privileges, restrictions and conditions attaching to the Preference Shares, upon the liquidation, dissolution or winding-up of the Corporation or other distribution of the Corporation's assets among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall be entitled to receive the remaining assets of the Corporation.

SCHEDULE "B"
OWNERSHIP RESTRICTIONS

1. INTERPRETATION AND DEFINITIONS

1.1. In this Schedule "B":

1.1.1. The terms "**Commission**", "**company**" and "**person**" have the meanings given to those terms, respectively, in the *Securities Act* (Ontario) ("OSA"), as now enacted or as the same may be from time to time amended, varied, replaced, restated, re-enacted or supplemented.

1.1.2. The term "**control**" and the phrase "**acting jointly or in concert**" are to be interpreted in a manner that is consistent with the interpretation of that phrase as used in the OSA and Multilateral Instrument 62-104-*Respecting Take-over Bids and Issuer Bids.*

1.1.3. All terms other than those referred to in subsections 1.1.1 and 1.1.2 and which are not otherwise defined in this Schedule "B" have the meanings given to those terms in the OSA or the *Business Corporations Act* (Ontario) ("OBCA"), respectively, provided that in the event of any inconsistency between a definition contained in the OSA and a definition contained in the OBCA, the definition contained in the OSA shall prevail.

1.1.4. Except where the context requires the contrary, words importing the singular shall include the plural and vice versa and words importing gender shall include masculine, feminine and neuter genders.

1.2. In this Schedule "B":

"**Autorité**" means Québec's Autorité des marchés financiers;

"**directors' determination**, "**as determined by the directors of the Corporation**" and similar expressions mean a determination made by the directors of the Corporation in accordance with section 12;

"**excess Voting Shares**" means Voting Shares beneficially owned or over which control or direction is exercised in contravention of the share constraint;

"**Ontario Order**" means the order of the Commission issued under section 21.11(4) of the OSA on July 4, 2012 *in the matter of the Securities Act, R.S.O. 1990, Chapter S.5, as amended, (Act) and in the matter of Maple Group Acquisition Corporation and TMX Group Inc. and TSX Inc. and Alpha Trading Systems Limited Partnership, Alpha Trading Systems Inc., Alpha Market Services Inc. and Alpha Exchange Inc. and in the matter of Alberta Investment Management Corporation, Caisse de dépôt et placement du Québec, Canada Pension Plan Investment Board, CIBC World Markets Inc., Desjardins Financial Corporation, Dundee Capital Markets Inc., Fonds de solidarité des travailleurs du Québec (F.T.Q.), The Manufacturers Life Insurance Company,*

5. *Continued*

National Bank Financial & Co. Inc., Ontario Teachers' Pension Plan Board, Scotia Capital Inc. and TD Securities Inc., requiring restrictions on share ownership of the Corporation, among other things, as the same may from time to time be amended, varied, replaced, restated or supplemented;

"**Québec Orders**" means AMF Decision No. 2012-PDG-0075, AMF Decision No. 2012-PDG-0078, AMF Decision No. 2012-PDG-0079 and AMF Decision No. 2012-PDG-0080, requiring restrictions on share ownership of the Corporation, among other things, as the same may from time to time be amended, varied, replaced, restated or supplemented;

"**Québec Undertakings**" means the written undertakings dated April 30, 2012 given by the Corporation to the Autorité in support of the applications filed by the Corporation to obtain the Québec Orders, in which the Corporation agrees, among other things, that it is subject to restrictions on share ownership of the Corporation, as the same may from time to time be amended, varied, replaced, restated or supplemented;

"**Regulation**" means Regulation 261/02 made pursuant to section 21.11(5) of the OSA prescribing the percentage ownership a person or company may own in TSX Inc., as the same may from time to time be amended, varied, replaced, restated or supplemented;

"**sell-down notice**" has the meaning set out in section 5.1;

"**share constraint**" has the meaning set out in section 3.3;

"**shareholder default**" has the meaning set out in subsection 5.1.4;

"**shareholder's declaration**" means a declaration made in accordance with section 13:

"**suspension**" has the meaning set out in section 6.1 and "**suspend**", "**suspended**" and similar expressions have corresponding meanings; and

"**Voting Share**" means any share of the Corporation carrying a voting right, either under all circumstances or under some circumstances that have occurred and are continuing.

1.3. For greater certainty, no person or company is presumed to be acting jointly or in concert with any other person or company for purposes of this Schedule "B" solely by reason that one of them has given the other the power to vote or direct the voting of Voting Shares of a class or series of Voting Shares at a meeting of the holders of that class or series under a revocable proxy where:

1.3.1. the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all Voting Shares of that class or series and in accordance with applicable law;

1.3.2. the proxy is solicited but no information circular is required to be issued under the OSA or the OBCA; or

1.3.3. the proxy is not solicited.

1.4. For the purposes of this Schedule "B":

1.4.1. where two or more persons or companies acting jointly or in concert beneficially own or exercise control or direction over Voting Shares, the number of Voting Shares beneficially owned or over which control or direction is exercised by each person or company shall include the number of Voting Shares beneficially owned or over which control or direction is exercised with those other persons or companies; and

1.4.2. references to shares "**of**" a person or company are to shares beneficially owned or over which control or direction is exercised by that person or company.

2. REGULATION

2.1. The Corporation has imposed the restrictions on the transfer and ownership of the Voting Shares set out in this Schedule "B" for the purposes of ensuring that the Corporation or any of its subsidiaries:

2.1.1. is not in breach of sections 21 and 21.11 of the OSA, the Ontario Orders, the Québec Orders or the Québec Undertakings;

2.1.2. may continue to be recognized by the Commission, the Autorité and other federal and provincial regulators to carry on business as a stock exchange in Ontario and Québec which recognition is necessary under the OSA and applicable Québec securities legislation for the Corporation or its subsidiaries to engage in its undertaking; and

2.1.3. may continue to be recognized, or exempted from any requirement to be recognized, by any securities regulatory authority as an exchange or self regulatory organization under applicable securities legislation, which is necessary to its undertaking.

2.2. In the event that the provisions of any of:

2.2.1. subsection 21.11(1) of the OSA, as modified from time to time by the Regulation or the Ontario Orders,

2.2.2. the Regulation and the Ontario Orders as they pertain to restrictions on the ownership of, or the exercise of control or direction over, the Voting Shares, or

2.2.3. the Québec Undertakings and the Québec Orders as they pertain to restrictions on the ownership of, or the exercise of control or direction over, the Voting Shares, are from time to time amended, varied, replaced, restated, re-enacted or supplemented (the "Amendments"), and those Amendments are inconsistent with this Schedule "B", those Amendments are deemed to be incorporated in this Schedule "B" from their effective date, without, for greater certainty, any approval by the shareholders, and those Amendments supersede the provisions of this Schedule "B" to the extent of the inconsistency.

2.3. On the date that the Corporation or any of its subsidiaries is not required to constrain the transfer or ownership of its shares for the purposes identified in section 2.1 or otherwise, this Schedule "B" shall be deemed to be deleted in its entirety from the Articles of the Corporation and shall be of no further force or effect as and from that date.

2.4. In the event that this Schedule "B" is amended as a result of modifications in other instruments as provided for in sections 2.2, 3.1 and 3.2 or is deemed to be deleted in accordance with section 2.3, the directors of the Corporation shall restate the Articles of Incorporation of the Corporation, as amended from time to time, to reflect the amendment or deletion within thirty (30) days of such amendment or deletion, without, for greater certainty, any approval by the shareholders. The Corporation shall give written notice of the restatement of Articles to each registered holder of shares of the Corporation as of the close of business on the effective date of the restatement, within fifteen (15) days of the effective date. The accidental failure or omission to give the notice to one or more of the holders shall not affect the validity of the provisions of this section 2.4.

3. SHARE CONSTRAINT

3.1. Without the prior approval of the Commission, no person or company and no combination of persons or companies acting jointly or in concert shall beneficially own or exercise control or direction over more than ten per cent (10%) of any class or series of Voting Shares or any other percentage as may be from time to time prescribed by the OSA, the Regulation, or the Ontario Orders.

3.2. Without the prior approval of the Autorité, no person or company and no combination of persons or companies acting jointly or in concert shall beneficially own or exercise control or direction over more than ten per cent (10%) of any class or series of Voting Shares or any other percentage as may be from time to time prescribed by the Québec Undertakings or the Québec Orders.

3.3. The prohibitions set out in sections 3.1 and 3.2 are referred to collectively in this Schedule "B" as the "**share constraint**". For greater certainty, in the event that, at any time, the level of ownership prescribed by the provisions of section 3.1 and section 3.2 is not identical, the directors shall have regard to the most stringent prohibition of section 3.1 and section 3.2 when making any directors' determination pursuant to this Schedule "B".

4. CONTRAVENTION OF THE SHARE CONSTRAINT

4.1. In the event of a directors' determination, whether based on a review of the central securities register of the Corporation or otherwise, that any person or company or any combination of persons or companies is in contravention of the share constraint:

4.1.1. the Corporation shall not accept any subscription for Voting Shares from that person or company or any person or company forming part of that combination;

4.1.2. the Corporation shall not issue any Voting Shares to that person or company or any person or company forming part of that combination;

4.1.3. the Corporation shall not register or otherwise recognize the transfer of any Voting Shares to that person or company or any person or company forming part of that combination;

4.1.4. no person may, in person or by proxy, exercise the right to vote any of the Voting Shares of that person or company or any person or company forming part of that combination;

4.1.5. subject to section 11.1, the Corporation shall not declare or pay any dividend, and or make any other distribution:

4.1.5.1. on any excess Voting Shares of that person or company or any person or company forming part of such combination; or

4.1.5.2. if there is a directors' determination that the contravention of the share constraint was intentional, on all of the Voting Shares of that person or company or any person or company forming part of such combination unless there is a directors' determination that it would be in the best interests of the Corporation to make the distribution in respect of some part or all of the non-excess Voting Shares;

and any entitlement to that dividend or other distribution shall be forfeited; and

4.1.6. the Corporation shall send a sell-down notice to the registered holder of the Voting Shares of that person or company or any person or company forming part of such combination.

4.2. In the event of a directors' determination, whether based on a review of the central securities register of the Corporation or otherwise, that any person or company or combination of persons or companies, after any proposed subscription for or issue or transfer of Voting Shares, would be in contravention of the share constraint, the Corporation shall not:

4.2.1. accept the proposed subscription for Voting Shares from:

4.2.2. issue the proposed Voting Shares to; or

4.2.3. register or otherwise recognize the proposed transfer of any Voting Shares to:

that person or company or any person or company forming part of that combination.

4.3. In the event of a directors' determination that during any prior period or at any prior time any person or company or any combination of persons or companies is or was in contravention of the share constraint, the directors of the Corporation may, where there is a directors' determination that it would be in the best interests of the Corporation, also make a directors' determination that:

4.3.1. any votes cast, in person or by proxy during that period or at that time in respect of the Voting Shares of that person or company or any person or company forming part of that combination shall be disqualified and deemed not to have been cast; and

4.3.2. subject to section 11.1, each such person or company or each person or company forming part of such combination is liable to the Corporation to restore to the Corporation the amount of any dividend paid or distribution received during that period:

4.3.2.1. on the excess Voting Shares of that person or company and of each other person or company forming part of that combination; or

4.3.2.2. in the event of a directors' determination that the contravention of the share constraint was intentional, on all of the Voting Shares of that person or company or any person or company forming part of that combination.

5. SELL-DOWN NOTICE

5.1. Any notice (a "sell-down notice") required to be sent to a registered holder of Voting Shares under subsection 4.1.6:

5.1.1. shall specify in reasonable detail, based on the information then available to the directors of the Corporation, the nature of the contravention of the share constraint, the number of Voting Shares determined to be excess Voting Shares and the consequences of the contravention specified in section 4;

5.1.2. shall request an initial or further shareholder's declaration;

5.1.3. shall specify a date, which shall be not less than 45 days after the date of the sell-down notice, by which the excess Voting Shares are to be sold or disposed of; and

5.1.4. shall state that unless the registered holder either:

5.1.4.1. sells or otherwise disposes of the excess Voting Shares by the date specified in the sell-down notice on a basis that does not result in any contravention of the share constraint and provides to the directors of the Corporation, in addition to the shareholder's declaration requested under subsection 5.1.2, written evidence satisfactory to the directors of the Corporation of that sale or other disposition; or

5.1.4.2. provides to the directors of the Corporation, in addition to the shareholder's declaration requested under subsection 5.1.2, written evidence satisfactory to the directors of the Corporation that no sale or other disposition of excess Voting Shares is required;

that default (a "shareholder default") shall result in the consequence of suspension under section 6 and may result in the consequence of sale in accordance with section 7 or redemption in accordance with section 8, in each case without further notice to the registered holder, and shall specify in reasonable detail the nature and timing of those consequences.

5.2. In the event that, following the sending of a sell-down notice, written evidence is submitted to the directors of the Corporation for purposes of subsection 5.1.4.2, the directors of the Corporation shall assess the evidence as soon as is reasonably practicable and shall give a second notice to the person or company submitting the evidence as soon as is reasonably practicable after receipt of the evidence stating whether the evidence has or has not satisfied the directors of the Corporation that no sale or other disposition of excess Voting Shares is required. If the evidence has satisfied the directors of the Corporation, the sell-down notice shall be cancelled and the second notice shall so state. If the evidence has not satisfied the directors of the Corporation, the second notice shall reiterate the statements required to be made in the sell-down notice under subsections 5.1.3 and 5.1.4. In either case, the 45 day period referred to in subsection 5.1.3 shall be automatically extended to the third business day following the date that the second notice is given if the date that the second notice is given is beyond the 45 day period.

6. SUSPENSION

6.1. In the event of a shareholder default in respect of any registered holder of Voting Shares, then, without further notice to the registered holder:

6.1.1. all of the Voting Shares of the registered holder shall be deemed to be struck from the securities register of the Corporation;

6.1.2. no person or company may, in person or by proxy, exercise the right to vote any of those Voting Shares;

6.1.3. subject to section 11.1, the Corporation shall not declare or pay any dividend, or make any other distribution, on any of those Voting Shares and any entitlement to a dividend or other distribution shall be forfeited;

6.1.4. the Corporation shall not send any form of proxy, information circular or financial statements of the Corporation or any other general communication from the Corporation to any person or company in respect of those Voting Shares; and

6.1.5. no person or company may exercise any other right or privilege ordinarily attached to those Voting Shares.

(All of the foregoing consequences of a shareholder default are referred to in this Schedule "B" as a "suspension".) Notwithstanding the foregoing, a registered holder of suspended Voting Shares shall have the right to transfer those Voting Shares on any securities register of the Corporation on a basis that does not result in contravention of the share constraint.

6.2. The directors of the Corporation shall cancel any suspension of Voting Shares of a registered holder and reinstate the registered holder to the securities register of the Corporation for all purposes if they make a directors' determination that, following the cancellation and reinstatement, none of those Voting Shares will be beneficially owned, controlled or directed in contravention of the share constraint. For greater certainty, any reinstatement shall permit, from and after the reinstatement, the exercise of all rights and privileges attached to the Voting Shares so reinstated, but subject to section 11.1, shall have no retroactive effect.

7. **SALE**

7.1. In the event of a shareholder default in respect of any registered holder of Voting Shares, the Corporation may choose by directors' determination to sell, on behalf of the registered holder, the excess Voting Shares of that registered holder, without further notice to that registered holder, on the terms set out in this section 7 and section 9.

7.2. The Corporation may sell any excess Voting Shares in accordance with this section 7:

7.2.1. on the Toronto Stock Exchange; or

7.2.2. if the Voting Shares are not then listed on the Toronto Stock Exchange, on any other stock exchange or organized market on which the Voting Shares are then listed or traded as the directors of the Corporation may choose by directors' determination; or

7.2.3. if the Voting Shares are not then listed on any stock exchange or traded on any organized market, in any other manner as the directors of the Corporation may choose by directors' determination.

7.3. The net proceeds of sale of excess Voting Shares sold in accordance with this section 7 shall be the net proceeds after deduction of any commission, tax and other costs of sale (including, but limited to, the Corporation's reasonable legal fees).

7.4. The Corporation has the requisite legal power and authority for all purposes of a sale of excess Voting Shares in accordance with this section, as if it were the registered holder and beneficial owner of the Voting Shares being sold.

8. REDEMPTION

8.1. In the event of a shareholder default in respect of any registered holder of Voting Shares and in the event of a directors' determination either that the Corporation has used reasonable efforts to sell excess Voting Shares in accordance with section 7 but that the sale is impracticable or that it is likely that the sale would be contrary to the best interests of the Corporation, the Corporation may choose by directors' determination, subject to applicable law, to redeem the excess Voting Shares of the registered holder, without further notice to the registered holder, on the terms set out in this section 8 and section 9.

8.2. The redemption price paid by the Corporation to redeem any excess Voting Shares in accordance with this section 8 shall be:

8.2.1. the average of the closing prices per share of the Voting Shares on the Toronto Stock Exchange (or, if the Voting Shares are not then listed on the Toronto Stock Exchange or if the requisite trading of Voting Shares has not occurred on the Toronto Stock Exchange, any other stock exchange or any other organized market on which the requisite trading has occurred as the directors of the Corporation may choose by directors' determination) over the last 10 trading days on which at least one board lot of Voting Shares has traded on the Toronto Stock Exchange (or other stock exchange or other organized market) in the period ending on the trading day immediately preceding the redemption date; or

8.2.2. if the requisite trading of Voting Shares has not occurred on any stock exchange or other organized market, on any basis the directors of the Corporation may choose by directors' determination;

less any commission, tax and other costs of redemption (including, but not limited to, the Corporation's reasonable legal fees).

9. PROCEDURES RELATING TO SALE AND REDEMPTION

9.1. In the event of any sale or redemption of excess Voting Shares in accordance with sections 7 or 8, respectively, the net proceeds of sale or the redemption price; respectively, constitute trust funds and the Corporation shall deposit the funds in a special trust account in any bank or trust corporation in Canada selected by it. The Corporation may commingle the trust funds with other such trust funds. The amount of the deposit, together with any income earned thereon from the beginning of the month next following the date of the receipt by the Corporation of the proceeds of sale or redemption. less any taxes on the income and the reasonable costs of administration of the trust fund, shall be payable to the registered holder of the excess Voting Shares sold or redeemed on presentation and surrender by the registered holder to the Corporation or to the trust corporation to which the trust funds are transferred in accordance with section 9.6 of the certificate or certificates representing the excess Voting Shares if such certificate or certificates have been issued or, if no certificate has been issued, other evidence of ownership of the excess Voting Shares satisfactory to the Corporation or its registrar and transfer agent. A receipt signed by the registered holder shall be a

5. *Continued*

complete discharge of the Corporation, or the trust corporation to which the trust funds are transferred in accordance with section 9.6, in respect of the trust funds and income earned on these trust funds paid to the registered holder.

9.2. From and after any deposit made under section 9.1, the registered holder shall not be entitled to any of the remaining rights of a registered holder in respect of the excess Voting Shares sold or redeemed, other than the right to obtain a certificate or other evidence of ownership representing the excess Voting Shares for the purpose only of tendering it to receive trust funds in respect of the excess Voting Shares sold or redeemed and to receive the trust funds on presentation and surrender of the certificate or certificates or other evidence of ownership satisfactory to the Corporation or its registrar and transfer agent representing the excess Voting Shares sold or redeemed.

9.3. If a part only of the Voting Shares represented by any certificate is sold or redeemed in accordance with section 7 or 8, respectively, the Corporation shall, on presentation and surrender of that certificate and at the expense and request of the registered holder, issue a new certificate representing the balance of the Voting Shares.

9.4. As soon as is reasonably practicable after, and, in any event, not later than 30 days after, a deposit made under section 9.1, the Corporation shall send a notice to the registered holder of the excess Voting Shares sold or redeemed and the notice shall state:

9.4.1. that a specified number of Voting Shares has been sold or redeemed, as the case may be;

9.4.2. the amount of the net proceeds of sale or the redemption price, respectively;

9.4.3. the name and address of the bank or trust company at which the Corporation has made the deposit of the net proceeds of sale or the redemption price, respectively;

9.4.4. all other relevant particulars of the sale or redemption, respectively; and

9.4.5. that to receive the net proceeds of sale or the redemption price, the registered holder must present and surrender to the Corporation the certificate or certificates representing the excess Voting Shares so sold or redeemed if such certificate or certificates have been issued or, if no certificate has been issued, other evidence of ownership of the excess Voting Shares satisfactory to the Corporation or its registrar and transfer agent.

The accidental failure or omission to give the notice to the registered holder shall not affect the validity of the sale or redemption of Voting Shares completed in accordance with section 9.

9.5. For greater certainty, the Corporation may sell or redeem excess Voting Shares in accordance with section 7 or 8, respectively, despite the fact that the Corporation does not possess the certificate or certificates representing the excess Voting Shares at the time of the sale or redemption. If, in accordance with section 7, the Corporation sells excess Voting Shares without possession of the certificate or certificates representing the excess Voting Shares, the Corporation shall issue to the purchaser of such excess Voting Shares or its nominee a new certificate or certificates or other evidence of ownership representing the excess Voting Shares sold. If, in accordance with section 7 or section 8, the Corporation sells or redeems excess Voting Shares without possession of the certificate or certificates representing the excess Voting Shares and, after the sale or redemption, a person or company establishes that it is a bona fide purchaser of the excess Voting Shares sold or redeemed, then, subject to applicable law:

9.5.1. the excess Voting Shares beneficially owned by the bona fide purchaser are deemed to be, from the date of the sale or redemption by the Corporation, as the case may be, validly issued and outstanding Voting Shares in addition to the excess Voting Shares sold or redeemed; and

9.5.2. notwithstanding section 9.2, the Corporation is entitled to the trust funds deposited under section 9.2 and, in the case of a sale in accordance with section 7, shall add the amount of the deposit to the stated capital account for the class and series, if applicable, of Voting Shares issued.

9.6. The Corporation may transfer any trust fund established under this section 9 and its administration to a trust corporation in Canada registered as such under the laws of Canada, a province or a territory, and the Corporation is then discharged of all further liability in respect of the trust fund. The trust funds described in section 9.1 together with any income earned on the trust funds, less any taxes and reasonable costs of administration, that has not been claimed by the person or company entitled under section 9 to receive such proceeds of sale or redemption for a period of 10 years after the date of the sale or redemption is forfeited to the Ontario Crown.

10. EXCEPTIONS

10.1. Notwithstanding section 2, the share constraint does not apply in respect of Voting Shares that are held:

10.1.1. by one or more persons or companies acting in relation to the Voting Shares solely in their capacity as underwriters for the purpose of distributing the Voting Shares to the public;

10.1.2. by any person or company or combination of persons or companies by way of security only provided such person or company does not exercise the votes attaching to such Voting Shares and does not otherwise exercise control or direction over such Voting Shares, but only in respect of such person or company or combination of persons or companies;

10.1.3. by any person or company or combination of persons or companies who beneficially owns or exercises control or direction over such shares by virtue of having realized on a security interest in the Voting Shares but who is in the process of disposing of the Voting Shares, for a reasonable period of time to be determined by a directors' determination to facilitate such disposition, provided that during such period of time the number of votes attached to those Voting Shares shall be reduced to a number that is the largest whole number of votes that may be attached to the Voting Shares which that person or company or combination of persons or companies could beneficially own or exercise control or direction over from time to time in compliance with the share constraint; or

10.1.4. for greater certainty, by any person or company that is acting in relation to the Voting Shares solely in its capacity as an intermediary in the payment of funds or the holding or delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities, but only in respect of that person or company.

11. SAVING PROVISIONS

11.1. Notwithstanding any other provision of this Schedule "B":

11.1.1. the directors of the Corporation may choose by directors' determination to pay a dividend or to make any other distribution on Voting Shares that would otherwise be prohibited by any other provision of this Schedule "B" where there is a directors' determination that the contravention of the share constraint that gave rise to the prohibition was inadvertent or of a technical nature or it would be in the best interests of the Corporation to pay the dividend or make the distribution; and

11.1.2. where a dividend has not been paid or any other distribution has not been made on Voting Shares as a result of a directors' determination of a contravention of the share constraint, or where the amount of a dividend or any other distribution has been restored to the Corporation under subsection 4.3.2 as a result of a directors' determination of a contravention of the share constraint, the directors of the Corporation shall declare and the Corporation shall pay the dividend, make the distribution, or refund the restored amount to the affected shareholder, respectively, if there is a subsequent directors' determination that no contravention occurred.

11.2. In the event that the Corporation suspends or redeems Voting Shares in accordance with section 6 or 8, respectively, or otherwise redeems, purchases for cancellation or otherwise acquires Voting Shares, and the result of that action is that any person or company or any combination of persons or companies who, prior to that action, were not in contravention of the share constraint are, after that action, in contravention (the "Affected Shareholders"), then, notwithstanding any other provision of this Schedule "B",

11.2.1. subject to section 11.2.3, the sole consequence of that action to each Affected Shareholder, in respect of the Voting Shares that Affected Shareholder beneficially owned or over which control or direction is exercised at the time of that action, shall be that the number of votes attached to those Voting Shares will be reduced to a number that is the largest whole number of votes that may be attached to the Voting Shares which that Affected Shareholder could beneficially own or exercise control or direction over from time to time in compliance with the share constraint, as determined by directors' determination;

11.2.2. the directors of the Corporation shall identify by directors' determination, the Affected Shareholders and the Corporation shall give written notice to each Affected Shareholder so identified, within fifteen (15) days of the directors' determination, of the fact that the Affected Shareholder is in contravention of the share constraint and is entitled to rely on the protection provided in section 11.2.1; and

11.2.3. the protection afforded to any Affected Shareholder in section 11.2.1 is effective from the date the Affected Shareholder is in contravention of the share constraint as a result of the actions of the Corporation described above, up to and including the date that is 180 days after that date.

The accidental failure or omission to give the notice referred to in section 11.2.2 to one or more of the Affected Shareholders shall not affect the validity of the provisions of this section 11.2.

11.3. Notwithstanding any other provision of this Schedule "B", a contravention of the share constraint shall have no consequences except those that are expressly provided for in this Schedule "B". For greater certainty but without limiting the generality of the foregoing:

11.3.1. no transfer, issue or ownership of, and no title to, Voting Shares;

11.3.2. no resolution of shareholders (except to the extent that the result is affected as a result of a directors' determination under subsection 4.3.1); and

11.3.3. no act of the Corporation, including any transfer of property to or by the Corporation;

will be invalid or otherwise affected by any contravention of the share constraint.

12. DIRECTORS' DETERMINATIONS

12.1. The directors of the Corporation shall have the sole right and authority to administer the provisions of this Schedule "B" and to make any determination required or contemplated under this Schedule "B". In so acting, the directors of the Corporation shall enjoy, in addition to the powers set out in this Schedule "B", all of the powers necessary or desirable, in their sole opinion, to carry out the intent and purpose of this Schedule "B" including, without limitation, the power to require:

12.1.1. the filing of a shareholder's declaration under section 13;

12.1.2. the production of all documents in the possession, power or control of the maker of the shareholder's declaration touching or concerning the subject of the shareholder's declaration, together with certification that such production has been made;

12.1.3. the response to such written interrogatories concerning the subject of the shareholder's declaration as the directors of the Corporation may determine to ask the maker of the shareholder's declaration; and

12.1.4. the attendance before the directors of the Corporation of the maker of the shareholder's declaration or such other persons or companies related thereto as the directors may determine, for the purpose of responding to questions from the directors of the Corporation concerning the subject of the shareholder's declaration.

12.2. In the event of a directors' determination that a person or company has failed to provide a complete, accurate and timely response to a request for information that the directors of the Corporation have made pursuant to their powers under section 12.1, the directors of the Corporation may draw an inference adverse to the interests of that person or company.

12.3. The directors of the Corporation shall make, on a basis which is timely in the circumstances, all determinations necessary for the administration of the provisions of this Schedule "B" and, without limitation, if the directors of the Corporation consider that there are reasonable grounds for believing that a contravention of the share constraint has occurred or will occur, the directors of the Corporation shall make a determination with respect to the matter. All directors' determinations shall be conclusive, final and binding except to the extent modified by any subsequent directors' determination. Notwithstanding the foregoing, the directors of the Corporation may delegate, in whole or in part:

12.3.1. their power to make a directors' determination in respect of any particular matter to a committee of the board of directors of the Corporation; and

12.3.2. any of their other powers under this Schedule "B" in accordance with sections 127 and 133(a) of the OBCA.

12.4. In administering the provisions of this Schedule "B", including, without limitation in making any directors' determination required or contemplated under this Schedule "B", the directors of the Corporation shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise their business judgment. In this connection, the directors of the Corporation shall not owe fiduciary duties or any duty of care to those who could be affected by their determinations, although the directors of the Corporation shall endeavour to make their determinations by way of a process that is fair in all the circumstances to those who could reasonably be expected to be affected.

12.5. The directors of the Corporation shall not be considered to be subject to a conflict of interest in administering the provisions of this Schedule "B" and there shall be no reasonable apprehension of bias by reason only that their own tenure as directors or officers of the Corporation could be affected directly or indirectly by a determination they are to make pursuant to the provisions of this Schedule 'B".

12.6. In administering the provisions of this Schedule "B", the directors of the Corporation may rely on any information on which the directors of the Corporation consider it reasonable to rely in the circumstances. Without limitation, the directors of the Corporation may rely upon any shareholder's declaration, the securities register of the Corporation, the knowledge of any director, officer, employee or agent of the Corporation or any advisor to the Corporation and the opinion of counsel to the Corporation.

12.7. Provided that the directors of the Corporation have acted honestly and in good faith, no shareholder of the Corporation or any other interested person or company shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of or in relation to any act (including any omission to act) performed under or in pursuance of the provisions of this Schedule "B", and, for greater certainty, neither the Corporation nor any director or officer shall be liable for any damages or losses related to or as a consequence of any such act or any breach or alleged breach of the provisions of this Schedule "B". To the extent that, in accordance with sections 12.1 or 12.3, any other person exercises the powers of the directors of the Corporation under these provisions, this section 12.7 applies *mutatis mutandis*.

12.8. Any directors' determination required or contemplated by this Schedule "B" shall be expressed and conclusively evidenced by a resolution of the directors of the Corporation duly adopted.

13. SHAREHOLDER'S DECLARATIONS

13.1. For purposes of monitoring the compliance with and of enforcing the provisions of this Schedule "B", the directors of the Corporation may require that any registered holder or beneficial owner of Voting Shares, or any other person or company of whom it is, in the circumstances, reasonable to make a request (including, without limitation, any person who wishes to have a transfer of a Voting Share registered in the name of, or to have a share issued to, that person), file with the Corporation or its registrar and transfer agent a completed shareholder's declaration. The directors of the Corporation shall approve from time to time written guidelines with respect to the nature of the shareholder's declaration to be requested, the times at which shareholder's declarations are to be requested and any other relevant matters relating to shareholder's declarations.

13.2. A shareholder's declaration shall be in the form from time to time approved by the directors of the Corporation under section 13.1 and, without limitation, may be required to be in the form of a simple declaration in writing or a statutory declaration under the *Evidence Act* (Ontario). Without limitation, a shareholder's declaration may be required to contain information with respect to:

5. *Continued*

13.2.1. whether the person or company is the beneficial owner of, or exercises control or direction over, particular Voting Shares or whether any other person or company is the beneficial owner of, or exercises control or direction over, those Voting Shares; and

13.2.2. whether the person or company is acting jointly or in concert with any other person or company, including whether the person or company and any other person or company are parties to an agreement or an arrangement, a purpose of which is to require them to act in concert with respect to their interests, direct or indirect, in the Corporation.

14. MISCELLANEOUS

14.1. The invalidity or unenforceability of any provision, in whole or in part, of this Schedule "B" for any reason shall not affect the validity or enforceability of any other provision or part thereof.

14.2. Subject to the OSA, the Regulation, the Ontario Orders, the Québec Orders and the Québec Undertakings, the directors of the Corporation may make, amend or repeal any rules or by-laws they deem necessary or appropriate to administer the share constraint.

14.3. In addition to dealing with registered holders of Voting Shares in the administration of the provisions of this Schedule "B", the directors of the Corporation and the Corporation may also deal with the beneficial owner of Voting Shares if the identity of the beneficial owner is known to the directors of the Corporation and the Corporation as a result of a directors' determination or otherwise.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été dûment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions*.

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2012/07/31

(Year. Month, Day)
(annee, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

MAPLE GROUP ACQUISITION CORPORATION / CORPORATION D'ACQUISITION GROUPE MAPLE

(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une)

By/ Par

(Signature)
(Signature)

Vice President and Corporate Secretary
(Description of Office)
(Fonction)

For Ministry Use Only
À l'usage exclusif du ministère

Ministry of Government Services | Ministère des Services gouvernementaux
Ontario

Ontario Corporation Number
Numéro de la société en Ontario

2283189

CERTIFICATE
This is to certify that these articles are effective on

CERTIFICAT
Ceci certifie que les présents statuts entrent en vigueur le

AUGUST 1 0 AOÛT, 2012

Director / Directrice
Business Corporations Act / Loi sur les sociétés par actions

ARTICLES OF AMENDMENT
STATUTS DE MODIFICATION

Form 3
Business Corporations Act

Formule 3
Loi sur les sociétés par actions

1. The name of the corporation is: (Set out in BLOCK CAPITAL LETTERS)
Dénomination sociale actuelle de la société (écrire en LETTRES MAJUSCULES SEULEMENT) :

MAPLE GROUP ACQUISITION CORPORATION / CORPORATION D'ACQUISITION GROUPE MAPLE

2. The name of the corporation is changed to (if applicable): (Set out in BLOCK CAPITAL LETTERS)
Nouvelle dénomination sociale de la société (s'il y a lieu) (écrire en LETTRES MAJUSCULES SEULEMENT) :

TMX GROUP LIMITED / GROUPE TMX LIMITÉE

3. Date of incorporation/amalgamation:
Date de la constitution ou de la fusion :

2011/04/28

(Year, Month, Day)
(année, mois, jour)

4. **Complete only if there is a change in the number of directors or the minimum / maximum number of directors.**
Il faut remplir cette partie seulement si le nombre d'administrateurs ou si le nombre minimal ou maximal d'administrateurs a changé.

Number of directors is/are: / Nombre d'administrateurs :

minimum and maximum number of directors is/are: / nombres minimum et maximum d'administrateurs :

Number / Nombre: ______ or / ou minimum and maximum / minimum et maximum: ______ ______

5. The articles of the corporation are amended as follows:
Les statuts de la société sont modifiés de la façon suivante :

(a) by changing the name of the Corporation to TMX Group Limited / Groupe TMX Limitée;
(b) by deleting paragraph 8 of the Articles of the Corporation in its entirety and replacing it with the following: The right to transfer securities of the Corporation is restricted as set out in Schedule "B"; and

5. *Continued*

(c) by adding the attached Schedule "B" to paragraph 8 of the Corporation's Articles.

SCHEDULE "B"
OWNERSHIP RESTRICTIONS

1. INTERPRETATION AND DEFINITIONS

1.1. In this Schedule "B":

1.1.1. The terms "**Commission**", "**company**" and "**person**" have the meanings given to those terms, respectively, in the *Securities Act* (Ontario) ("OSA"), as now enacted or as the same may be from time to time amended, varied, replaced, restated, re-enacted or supplemented.

1.1.2. The term "**control**" and the phrase "**acting jointly or in concert**" are to be interpreted in a manner that is consistent with the interpretation of that phrase as used in the OSA and Multilateral Instrument 62-104-*Respecting Take-over Bids and Issuer Bids*.

1.1.3. All terms other than those referred to in subsections 1.1.1 and 1.1.2 and which are not otherwise defined in this Schedule "B" have the meanings given to those terms in the OSA or the *Business Corporations Act* (Ontario) ("OBCA"), respectively, provided that in the event of any inconsistency between a definition contained in the OSA and a definition contained in the OBCA, the definition contained in the OSA shall prevail.

1.1.4. Except where the context requires the contrary, words importing the singular shall include the plural and vice versa and words importing gender shall include masculine, feminine and neuter genders.

1.2. In this Schedule "B":

"**Autorité**" means Québec's Autorité des marchés financiers;

"**directors' determination, "as determined by the directors of the Corporation"** and similar expressions mean a determination made by the directors of the Corporation in accordance with section 12;

"**excess Voting Shares**" means Voting Shares beneficially owned or over which control or direction is exercised in contravention of the share constraint;

"**Ontario Order**" means the order of the Commission issued under section 21.11(4) of the OSA on July 4, 2012 *in the matter of the Securities Act, R.S.O. 1990, Chapter S.5, as amended, (Act) and in the matter of Maple Group Acquisition Corporation and TMX Group Inc. and TSX Inc. and Alpha Trading Systems Limited Partnership, Alpha Trading Systems Inc., Alpha Market Services Inc. and Alpha Exchange Inc. and in the matter of Alberta Investment Management Corporation, Caisse de dépôt et placement du Québec, Canada Pension Plan Investment Board, CIBC World Markets Inc., Desjardins Financial Corporation, Dundee Capital Markets Inc., Fonds de solidarité des travailleurs du Québec (F.T.Q.), The Manufacturers Life Insurance Company,*

National Bank Financial & Co. Inc., Ontario Teachers' Pension Plan Board, Scotia Capital Inc. and TD Securities Inc., requiring restrictions on share ownership of the Corporation, among other things, as the same may from time to time be amended, varied, replaced, restated or supplemented;

"**Québec Orders**" means AMF Decision No. 2012-PDG-0075, AMF Decision No. 2012-PDG-0078, AMF Decision No. 2012-PDG-0079 and AMF Decision No. 2012-PDG-0080, requiring restrictions on share ownership of the Corporation, among other things, as the same may from time to time be amended, varied, replaced, restated or supplemented;

"**Québec Undertakings**" means the written undertakings dated April 30, 2012 given by the Corporation to the Autorité in support of the applications filed by the Corporation to obtain the Québec Orders, in which the Corporation agrees, among other things, that it is subject to restrictions on share ownership of the Corporation, as the same may from time to time be amended, varied, replaced, restated or supplemented;

"**Regulation**" means Regulation 261/02 made pursuant to section 21.11(5) of the OSA prescribing the percentage ownership a person or company may own in TSX Inc., as the same may from time to time be amended, varied, replaced, restated or supplemented;

"**sell-down notice**" has the meaning set out in section 5.1;

"**share constraint**" has the meaning set out in section 3.3;

"**shareholder default**" has the meaning set out in subsection 5.1.4;

"**shareholder's declaration**" means a declaration made in accordance with section 13;

"**suspension**" has the meaning set out in section 6.1 and "**suspend**", "**suspended**" and similar expressions have corresponding meanings; and

"**Voting Share**" means any share of the Corporation carrying a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

1.3. For greater certainty, no person or company is presumed to be acting jointly or in concert with any other person or company for purposes of this Schedule "B" solely by reason that one of them has given the other the power to vote or direct the voting of Voting Shares of a class or series of Voting Shares at a meeting of the holders of that class or series under a revocable proxy where:

1.3.1. the proxy is solicited solely by means of an information circular issued in a public solicitation of proxies that is made in respect of all Voting Shares of that class or series and in accordance with applicable law;

1.3.2. the proxy is solicited but no information circular is required to be issued under the OSA or the OBCA; or

1.3.3. the proxy is not solicited.

1.4. For the purposes of this Schedule "B":

1.4.1. where two or more persons or companies acting jointly or in concert beneficially own or exercise control or direction over Voting Shares, the number of Voting Shares beneficially owned or over which control or direction is exercised by each person or company shall include the number of Voting Shares beneficially owned or over which control or direction is exercised with those other persons or companies; and

1.4.2. references to shares "of" a person or company are to shares beneficially owned or over which control or direction is exercised by that person or company.

2. REGULATION

2.1. The Corporation has imposed the restrictions on the transfer and ownership of the Voting Shares set out in this Schedule "B" for the purposes of ensuring that the Corporation or any of its subsidiaries:

2.1.1. is not in breach of sections 21 and 21.11 of the OSA, the Ontario Orders, the Québec Orders or the Québec Undertakings;

2.1.2. may continue to be recognized by the Commission, the Autorité and other federal and provincial regulators to carry on business as a stock exchange in Ontario and Québec which recognition is necessary under the OSA and applicable Québec securities legislation for the Corporation or its subsidiaries to engage in its undertaking; and

2.1.3. may continue to be recognized, or exempted from any requirement to be recognized, by any securities regulatory authority as an exchange or self regulatory organization under applicable securities legislation, which is necessary to its undertaking.

2.2. In the event that the provisions of any of:

2.2.1. subsection 21.11(1) of the OSA, as modified from time to time by the Regulation or the Ontario Orders,

2.2.2. the Regulation and the Ontario Orders as they pertain to restrictions on the ownership of, or the exercise of control or direction over, the Voting Shares, or

2.2.3. the Québec Undertakings and the Québec Orders as they pertain to restrictions on the ownership of, or the exercise of control or direction over, the Voting Shares, are from time to time amended, varied, replaced, restated, re-enacted or supplemented (the "Amendments"), and those Amendments are inconsistent with this Schedule "B", those Amendments are deemed to be incorporated in this Schedule "B" from their effective date, without, for greater certainty, any approval by the shareholders, and those Amendments supersede the provisions of this Schedule "B" to the extent of the inconsistency.

2.3. On the date that the Corporation or any of its subsidiaries is not required to constrain the transfer or ownership of its shares for the purposes identified in section 2.1 or otherwise, this Schedule "B" shall be deemed to be deleted in its entirety from the Articles of the Corporation and shall be of no further force or effect as and from that date.

2.4. In the event that this Schedule "B" is amended as a result of modifications in other instruments as provided for in sections 2.2, 3.1 and 3.2 or is deemed to be deleted in accordance with section 2.3, the directors of the Corporation shall restate the Articles of Incorporation of the Corporation, as amended from time to time, to reflect the amendment or deletion within thirty (30) days of such amendment or deletion, without, for greater certainty, any approval by the shareholders. The Corporation shall give written notice of the restatement of Articles to each registered holder of shares of the Corporation as of the close of business on the effective date of the restatement, within fifteen (15) days of the effective date. The accidental failure or omission to give the notice to one or more of the holders shall not affect the validity of the provisions of this section 2.4.

3. SHARE CONSTRAINT

3.1. Without the prior approval of the Commission, no person or company and no combination of persons or companies acting jointly or in concert shall beneficially own or exercise control or direction over more than ten per cent (10%) of any class or series of Voting Shares or any other percentage as may be from time to time prescribed by the OSA, the Regulation, or the Ontario Orders.

3.2. Without the prior approval of the Autorité, no person or company and no combination of persons or companies acting jointly or in concert shall beneficially own or exercise control or direction over more than ten per cent (10%) of any class or series of Voting Shares or any other percentage as may be from time to time prescribed by the Québec Undertakings or the Québec Orders.

3.3. The prohibitions set out in sections 3.1 and 3.2 are referred to collectively in this Schedule "B" as the "**share constraint**". For greater certainty, in the event that, at any time, the level of ownership prescribed by the provisions of section 3.1 and section 3.2 is not identical, the directors shall have regard to the most stringent prohibition of section 3.1 and section 3.2 when making any directors' determination pursuant to this Schedule "B".

4. CONTRAVENTION OF THE SHARE CONSTRAINT

4.1. In the event of a directors' determination, whether based on a review of the central securities register of the Corporation or otherwise, that any person or company or any combination of persons or companies is in contravention of the share constraint:

4.1.1. the Corporation shall not accept any subscription for Voting Shares from that person or company or any person or company forming part of that combination;

4.1.2. the Corporation shall not issue any Voting Shares to that person or company or any person or company forming part of that combination;

4.1.3. the Corporation shall not register or otherwise recognize the transfer of any Voting Shares to that person or company or any person or company forming part of that combination;

4.1.4. no person may, in person or by proxy, exercise the right to vote any of the Voting Shares of that person or company or any person or company forming part of that combination;

4.1.5. subject to section 11.1, the Corporation shall not declare or pay any dividend, and or make any other distribution:

4.1.5.1. on any excess Voting Shares of that person or company or any person or company forming part of such combination; or

4.1.5.2. if there is a directors' determination that the contravention of the share constraint was intentional, on all of the Voting Shares of that person or company or any person or company forming part of such combination unless there is a directors' determination that it would be in the best interests of the Corporation to make the distribution in respect of some part or all of the non-excess Voting Shares;

and any entitlement to that dividend or other distribution shall be forfeited; and

4.1.6. the Corporation shall send a sell-down notice to the registered holder of the Voting Shares of that person or company or any person or company forming part of such combination.

4.2. In the event of a directors' determination, whether based on a review of the central securities register of the Corporation or otherwise, that any person or company or combination of persons or companies, after any proposed subscription for or issue or transfer of Voting Shares, would be in contravention of the share constraint, the Corporation shall not:

4.2.1. accept the proposed subscription for Voting Shares from;

4.2.2. issue the proposed Voting Shares to; or

4.2.3. register or otherwise recognize the proposed transfer of any Voting Shares to;

that person or company or any person or company forming part of that combination.

4.3. In the event of a directors' determination that during any prior period or at any prior time any person or company or any combination of persons or companies is or was in contravention of the share constraint, the directors of the Corporation may, where there is a directors' determination that it would be in the best interests of the Corporation, also make a directors' determination that:

4.3.1. any votes cast, in person or by proxy during that period or at that time in respect of the Voting Shares of that person or company or any person or company forming part of that combination shall be disqualified and deemed not to have been cast; and

4.3.2. subject to section 11.1, each such person or company or each person or company forming part of such combination is liable to the Corporation to restore to the Corporation the amount of any dividend paid or distribution received during that period:

4.3.2.1. on the excess Voting Shares of that person or company and of each other person or company forming part of that combination; or

4.3.2.2. in the event of a directors' determination that the contravention of the share constraint was intentional, on all of the Voting Shares of that person or company or any person or company forming part of that combination.

5. SELL-DOWN NOTICE

5.1. Any notice (a "sell-down notice") required to be sent to a registered holder of Voting Shares under subsection 4.1.6:

5.1.1. shall specify in reasonable detail, based on the information then available to the directors of the Corporation, the nature of the contravention of the share constraint, the number of Voting Shares determined to be excess Voting Shares and the consequences of the contravention specified in section 4;

5.1.2. shall request an initial or further shareholder's declaration;

5.1.3. shall specify a date, which shall be not less than 45 days after the date of the sell-down notice, by which the excess Voting Shares are to be sold or disposed of; and

5.1.4. shall state that unless the registered holder either:

5.1.4.1. sells or otherwise disposes of the excess Voting Shares by the date specified in the sell-down notice on a basis that does not result in any contravention of the share constraint and provides to the directors of the Corporation, in addition to the shareholder's declaration requested under subsection 5.1.2, written evidence satisfactory to the directors of the Corporation of that sale or other disposition; or

5.1.4.2. provides to the directors of the Corporation, in addition to the shareholder's declaration requested under subsection 5.1.2, written evidence satisfactory to the directors of the Corporation that no sale or other disposition of excess Voting Shares is required;

that default (a "shareholder default") shall result in the consequence of suspension under section 6 and may result in the consequence of sale in accordance with section 7 or redemption in accordance with section 8, in each case without further notice to the registered holder, and shall specify in reasonable detail the nature and timing of those consequences.

5.2. In the event that, following the sending of a sell-down notice, written evidence is submitted to the directors of the Corporation for purposes of subsection 5.1.4.2, the directors of the Corporation shall assess the evidence as soon as is reasonably practicable and shall give a second notice to the person or company submitting the evidence as soon as is reasonably practicable after receipt of the evidence stating whether the evidence has or has not satisfied the directors of the Corporation that no sale or other disposition of excess Voting Shares is required. If the evidence has satisfied the directors of the Corporation, the sell-down notice shall be cancelled and the second notice shall so state. If the evidence has not satisfied the directors of the Corporation, the second notice shall reiterate the statements required to be made in the sell-down notice under subsections 5.1.3 and 5.1.4. In either case, the 45 day period referred to in subsection 5.1.3 shall be automatically extended to the third business day following the date that the second notice is given if the date that the second notice is given is beyond the 45 day period.

6. SUSPENSION

6.1. In the event of a shareholder default in respect of any registered holder of Voting Shares, then, without further notice to the registered holder:

6.1.1. all of the Voting Shares of the registered holder shall be deemed to be struck from the securities register of the Corporation;

6.1.2. no person or company may, in person or by proxy, exercise the right to vote any of those Voting Shares;

6.1.3. subject to section 11.1, the Corporation shall not declare or pay any dividend, or make any other distribution, on any of those Voting Shares and any entitlement to a dividend or other distribution shall be forfeited;

6.1.4. the Corporation shall not send any form of proxy, information circular or financial statements of the Corporation or any other general communication from the Corporation to any person or company in respect of those Voting Shares; and

6.1.5. no person or company may exercise any other right or privilege ordinarily attached to those Voting Shares.

(All of the foregoing consequences of a shareholder default are referred to in this Schedule "B" as a "suspension".) Notwithstanding the foregoing, a registered holder of suspended Voting Shares shall have the right to transfer those Voting Shares on any securities register of the Corporation on a basis that does not result in contravention of the share constraint.

6.2. The directors of the Corporation shall cancel any suspension of Voting Shares of a registered holder and reinstate the registered holder to the securities register of the Corporation for all purposes if they make a directors' determination that, following the cancellation and reinstatement, none of those Voting Shares will be beneficially owned, controlled or directed in contravention of the share constraint. For greater certainty, any reinstatement shall permit, from and after the reinstatement, the exercise of all rights and privileges attached to the Voting Shares so reinstated, but subject to section 11.1, shall have no retroactive effect.

7. **SALE**

7.1. In the event of a shareholder default in respect of any registered holder of Voting Shares, the Corporation may choose by directors' determination to sell, on behalf of the registered holder, the excess Voting Shares of that registered holder, without further notice to that registered holder, on the terms set out in this section 7 and section 9.

7.2. The Corporation may sell any excess Voting Shares in accordance with this section 7:

7.2.1. on the Toronto Stock Exchange; or

7.2.2. if the Voting Shares are not then listed on the Toronto Stock Exchange, on any other stock exchange or organized market on which the Voting Shares are then listed or traded as the directors of the Corporation may choose by directors' determination; or

7.2.3. if the Voting Shares are not then listed on any stock exchange or traded on any organized market, in any other manner as the directors of the Corporation may choose by directors' determination.

7.3. The net proceeds of sale of excess Voting Shares sold in accordance with this section 7 shall be the net proceeds after deduction of any commission, tax and other costs of sale (including, but limited to, the Corporation's reasonable legal fees).

7.4. The Corporation has the requisite legal power and authority for all purposes of a sale of excess Voting Shares in accordance with this section, as if it were the registered holder and beneficial owner of the Voting Shares being sold.

8. REDEMPTION

8.1. In the event of a shareholder default in respect of any registered holder of Voting Shares and in the event of a directors' determination either that the Corporation has used reasonable efforts to sell excess Voting Shares in accordance with section 7 but that the sale is impracticable or that it is likely that the sale would be contrary to the best interests of the Corporation, the Corporation may choose by directors' determination, subject to applicable law, to redeem the excess Voting Shares of the registered holder, without further notice to the registered holder, on the terms set out in this section 8 and section 9.

8.2. The redemption price paid by the Corporation to redeem any excess Voting Shares in accordance with this section 8 shall be:

8.2.1. the average of the closing prices per share of the Voting Shares on the Toronto Stock Exchange (or, if the Voting Shares are not then listed on the Toronto Stock Exchange or if the requisite trading of Voting Shares has not occurred on the Toronto Stock Exchange, any other stock exchange or any other organized market on which the requisite trading has occurred as the directors of the Corporation may choose by directors' determination) over the last 10 trading days on which at least one board lot of Voting Shares has traded on the Toronto Stock Exchange (or other stock exchange or other organized market) in the period ending on the trading day immediately preceding the redemption date; or

8.2.2. if the requisite trading of Voting Shares has not occurred on any stock exchange or other organized market, on any basis the directors of the Corporation may choose by directors' determination;

less any commission, tax and other costs of redemption (including, but not limited to, the Corporation's reasonable legal fees).

9. PROCEDURES RELATING TO SALE AND REDEMPTION

9.1. In the event of any sale or redemption of excess Voting Shares in accordance with sections 7 or 8, respectively, the net proceeds of sale or the redemption price; respectively, constitute trust funds and the Corporation shall deposit the funds in a special trust account in any bank or trust corporation in Canada selected by it. The Corporation may commingle the trust funds with other such trust funds. The amount of the deposit, together with any income earned thereon from the beginning of the month next following the date of the receipt by the Corporation of the proceeds of sale or redemption, less any taxes on the income and the reasonable costs of administration of the trust fund, shall be payable to the registered holder of the excess Voting Shares sold or redeemed on presentation and surrender by the registered holder to the Corporation or to the trust corporation to which the trust funds are transferred in accordance with section 9.6 of the certificate or certificates representing the excess Voting Shares if such certificate or certificates have been issued or, if no certificate has been issued, other evidence of ownership of the excess Voting Shares satisfactory to the Corporation or its registrar and transfer agent. A receipt signed by the registered holder shall be a complete discharge of the Corporation, or the trust corporation to which the trust funds are transferred in accordance with section 9.6, in respect of the trust funds and income earned on these trust funds paid to the registered holder.

9.2. From and after any deposit made under section 9.1, the registered holder shall not be entitled to any of the remaining rights of a registered holder in respect of the excess Voting Shares sold or redeemed, other than the right to obtain a certificate or other evidence of ownership representing the excess Voting Shares for the purpose only of tendering it to receive trust funds in respect of the excess Voting Shares sold or redeemed and to receive the trust funds on presentation and surrender of the certificate or certificates or other evidence of ownership satisfactory to the Corporation or its registrar and transfer agent representing the excess Voting Shares sold or redeemed.

9.3. If a part only of the Voting Shares represented by any certificate is sold or redeemed in accordance with section 7 or 8, respectively, the Corporation shall, on presentation and surrender of that certificate and at the expense and request of the registered holder, issue a new certificate representing the balance of the Voting Shares.

9.4. As soon as is reasonably practicable after, and, in any event, not later than 30 days after, a deposit made under section 9.1, the Corporation shall send a notice to the registered holder of the excess Voting Shares sold or redeemed and the notice shall state:

9.4.1. that a specified number of Voting Shares has been sold or redeemed, as the case may be;

9.4.2. the amount of the net proceeds of sale or the redemption price, respectively;

9.4.3. the name and address of the bank or trust company at which the Corporation has made the deposit of the net proceeds of sale or the redemption price, respectively;

9.4.4. all other relevant particulars of the sale or redemption, respectively; and

9.4.5. that to receive the net proceeds of sale or the redemption price, the registered holder must present and surrender to the Corporation the certificate or certificates representing the excess Voting Shares so sold or redeemed if such certificate or certificates have been issued or, if no certificate has been issued, other evidence of ownership of the excess Voting Shares satisfactory to the Corporation or its registrar and transfer agent.

The accidental failure or omission to give the notice to the registered holder shall not affect the validity of the sale or redemption of Voting Shares completed in accordance with section 9.

9.5. For greater certainty, the Corporation may sell or redeem excess Voting Shares in accordance with section 7 or 8, respectively, despite the fact that the Corporation does not possess the certificate or certificates representing the excess Voting Shares at the time of the sale or redemption. If, in accordance with section 7, the Corporation sells excess Voting Shares without possession of the certificate or certificates representing the excess Voting Shares, the Corporation shall issue to the purchaser of such excess Voting Shares or its nominee a new certificate or certificates or other evidence of ownership representing the excess Voting Shares sold. If, in accordance with section 7 or section 8, the Corporation sells or redeems excess Voting Shares without possession of the certificate or certificates representing the excess Voting Shares and, after the sale or redemption, a person or company establishes that it is a bona fide purchaser of the excess Voting Shares sold or redeemed, then, subject to applicable law:

9.5.1. the excess Voting Shares beneficially owned by the bona fide purchaser are deemed to be, from the date of the sale or redemption by the Corporation, as the case may be, validly issued and outstanding Voting Shares in addition to the excess Voting Shares sold or redeemed; and

9.5.2. notwithstanding section 9.2, the Corporation is entitled to the trust funds deposited under section 9.2 and, in the case of a sale in accordance with section 7, shall add the amount of the deposit to the stated capital account for the class and series, if applicable, of Voting Shares issued.

9.6. The Corporation may transfer any trust fund established under this section 9 and its administration to a trust corporation in Canada registered as such under the laws of Canada, a province or a territory, and the Corporation is then discharged of all further liability in respect of the trust fund. The trust funds described in section 9.1 together with any income earned on the trust funds, less any taxes and reasonable costs of administration, that has not been claimed by the person or company entitled under section 9 to receive such proceeds of sale or redemption for a period of 10 years after the date of the sale or redemption is forfeited to the Ontario Crown.

10. EXCEPTIONS

10.1. Notwithstanding section 2, the share constraint does not apply in respect of Voting Shares that are held:

10.1.1. by one or more persons or companies acting in relation to the Voting Shares solely in their capacity as underwriters for the purpose of distributing the Voting Shares to the public;

10.1.2. by any person or company or combination of persons or companies by way of security only provided such person or company does not exercise the votes attaching to such Voting Shares and does not otherwise exercise control or direction over such Voting Shares, but only in respect of such person or company or combination of persons or companies;

10.1.3. by any person or company or combination of persons or companies who beneficially owns or exercises control or direction over such shares by virtue of having realized on a security interest in the Voting Shares but who is in the process of disposing of the Voting Shares, for a reasonable period of time to be determined by a directors' determination to facilitate such disposition, provided that during such period of time the number of votes attached to those Voting Shares shall be reduced to a number that is the largest whole number of votes that may be attached to the Voting Shares which that person or company or combination of persons or companies could beneficially own or exercise control or direction over from time to time in compliance with the share constraint; or

10.1.4. for greater certainty, by any person or company that is acting in relation to the Voting Shares solely in its capacity as an intermediary in the payment of funds or the holding or delivery of securities, or both, in connection with trades in securities and that provides centralized facilities for the clearing of trades in securities, but only in respect of that person or company.

11. SAVING PROVISIONS

11.1. Notwithstanding any other provision of this Schedule "B":

11.1.1. the directors of the Corporation may choose by directors' determination to pay a dividend or to make any other distribution on Voting Shares that would otherwise be prohibited by any other provision of this Schedule "B" where there is a directors' determination that the contravention of the share constraint that gave rise to the prohibition was inadvertent or of a technical nature or it would be in the best interests of the Corporation to pay the dividend or make the distribution; and

11.1.2. where a dividend has not been paid or any other distribution has not been made on Voting Shares as a result of a directors' determination of a contravention of the share constraint, or where the amount of a dividend or any other distribution has been restored to the Corporation under subsection 4.3.2 as a result of a directors' determination of a contravention of the share constraint, the directors of the Corporation shall declare and the Corporation shall pay the dividend, make the distribution, or refund the restored amount to the affected shareholder, respectively, if there is a subsequent directors' determination that no contravention occurred.

11.2. In the event that the Corporation suspends or redeems Voting Shares in accordance with section 6 or 8, respectively, or otherwise redeems, purchases for cancellation or otherwise acquires Voting Shares, and the result of that action is that any person or company or any combination of persons or companies who, prior to that action, were not in contravention of the share constraint are, after that action, in contravention (the "Affected Shareholders"), then, notwithstanding any other provision of this Schedule "B",

11.2.1. subject to section 11.2.3, the sole consequence of that action to each Affected Shareholder, in respect of the Voting Shares that Affected Shareholder beneficially owned or over which control or direction is exercised at the time of that action, shall be that the number of votes attached to those Voting Shares will be reduced to a number that is the largest whole number of votes that may be attached to the Voting Shares which that Affected Shareholder could beneficially own or exercise control or direction over from time to time in compliance with the share constraint, as determined by directors' determination;

11.2.2. the directors of the Corporation shall identify by directors' determination, the Affected Shareholders and the Corporation shall give written notice to each Affected Shareholder so identified, within fifteen (15) days of the directors' determination, of the fact that the Affected Shareholder is in contravention of the share constraint and is entitled to rely on the protection provided in section 11.2.1; and

11.2.3. the protection afforded to any Affected Shareholder in section 11.2.1 is effective from the date the Affected Shareholder is in contravention of the share constraint as a result of the actions of the Corporation described above, up to and including the date that is 180 days after that date.

The accidental failure or omission to give the notice referred to in section 11.2.2 to one or more of the Affected Shareholders shall not affect the validity of the provisions of this section 11.2.

11.3. Notwithstanding any other provision of this Schedule "B", a contravention of the share constraint shall have no consequences except those that are expressly provided for in this Schedule "B". For greater certainty but without limiting the generality of the foregoing:

11.3.1. no transfer, issue or ownership of, and no title to, Voting Shares;

11.3.2. no resolution of shareholders (except to the extent that the result is affected as a result of a directors' determination under subsection 4.3.1); and

11.3.3. no act of the Corporation, including any transfer of property to or by the Corporation;

will be invalid or otherwise affected by any contravention of the share constraint.

12. DIRECTORS' DETERMINATIONS

12.1. The directors of the Corporation shall have the sole right and authority to administer the provisions of this Schedule "B" and to make any determination required or contemplated under this Schedule "B". In so acting, the directors of the Corporation shall enjoy, in addition to the powers set out in this Schedule "B", all of the powers necessary or desirable, in their sole opinion, to carry out the intent and purpose of this Schedule "B" including, without limitation, the power to require:

12.1.1. the filing of a shareholder's declaration under section 13;

12.1.2. the production of all documents in the possession, power or control of the maker of the shareholder's declaration touching or concerning the subject of the shareholder's declaration, together with certification that such production has been made;

12.1.3. the response to such written interrogatories concerning the subject of the shareholder's declaration as the directors of the Corporation may determine to ask the maker of the shareholder's declaration; and

12.1.4. the attendance before the directors of the Corporation of the maker of the shareholder's declaration or such other persons or companies related thereto as the directors may determine, for the purpose of responding to questions from the directors of the Corporation concerning the subject of the shareholder's declaration.

12.2. In the event of a directors' determination that a person or company has failed to provide a complete, accurate and timely response to a request for information that the directors of the Corporation have made pursuant to their powers under section 12.1, the directors of the Corporation may draw an inference adverse to the interests of that person or company.

12.3. The directors of the Corporation shall make, on a basis which is timely in the circumstances, all determinations necessary for the administration of the provisions of this Schedule "B" and, without limitation, if the directors of the Corporation consider that there are reasonable grounds for believing that a contravention of the share constraint has occurred or will occur, the directors of the Corporation shall make a determination with respect to the matter. All directors' determinations shall be conclusive, final and binding except to the extent modified by any subsequent directors' determination. Notwithstanding the foregoing, the directors of the Corporation may delegate, in whole or in part:

12.3.1. their power to make a directors' determination in respect of any particular matter to a committee of the board of directors of the Corporation; and

12.3.2. any of their other powers under this Schedule "B" in accordance with sections 127 and 133(a) of the OBCA.

12.4. In administering the provisions of this Schedule "B", including, without limitation in making any directors' determination required or contemplated under this Schedule "B", the directors of the Corporation shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise their business judgment. In this connection, the directors of the Corporation shall not owe fiduciary duties or any duty of care to those who could be affected by their determinations, although the directors of the Corporation shall endeavour to make their determinations by way of a process that is fair in all the circumstances to those who could reasonably be expected to be affected.

12.5. The directors of the Corporation shall not be considered to be subject to a conflict of interest in administering the provisions of this Schedule "B" and there shall be no reasonable apprehension of bias by reason only that their own tenure as directors or officers of the Corporation could be affected directly or indirectly by a determination they are to make pursuant to the provisions of this Schedule 'B".

12.6. In administering the provisions of this Schedule "B", the directors of the Corporation may rely on any information on which the directors of the Corporation consider it reasonable to rely in the circumstances. Without limitation, the directors of the Corporation may rely upon any shareholder's declaration, the securities register of the Corporation, the knowledge of any director, officer, employee or agent of the Corporation or any advisor to the Corporation and the opinion of counsel to the Corporation.

12.7. Provided that the directors of the Corporation have acted honestly and in good faith, no shareholder of the Corporation or any other interested person or company shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of or in relation to any act (including any omission to act) performed under or in pursuance of the provisions of this Schedule "B", and, for greater certainty, neither the Corporation nor any director or officer shall be liable for any damages or losses related to or as a consequence of any such act or any breach or alleged breach of the provisions of this Schedule "B". To the extent that, in accordance with sections 12.1 or 12.3, any other person exercises the powers of the directors of the Corporation under these provisions, this section 12.7 applies *mutatis mutandis*.

12.8. Any directors' determination required or contemplated by this Schedule "B" shall be expressed and conclusively evidenced by a resolution of the directors of the Corporation duly adopted.

13. SHAREHOLDER'S DECLARATIONS

13.1. For purposes of monitoring the compliance with and of enforcing the provisions of this Schedule "B", the directors of the Corporation may require that any registered holder or beneficial owner of Voting Shares, or any other person or company of whom it is, in the circumstances, reasonable to make a request (including, without limitation, any person who wishes to have a transfer of a Voting Share registered in the name of, or to have a share issued to, that person), file with the Corporation or its registrar and transfer agent a completed shareholder's declaration. The directors of the Corporation shall approve from time to time written guidelines with respect to the nature of the shareholder's declaration to be requested, the times at which shareholder's declarations are to be requested and any other relevant matters relating to shareholder's declarations.

13.2. A shareholder's declaration shall be in the form from time to time approved by the directors of the Corporation under section 13.1 and, without limitation, may be required to be in the form of a simple declaration in writing or a statutory declaration under the *Evidence Act* (Ontario). Without limitation, a shareholder's declaration may be required to contain information with respect to:

13.2.1. whether the person or company is the beneficial owner of, or exercises control or direction over, particular Voting Shares or whether any other person or company is the beneficial owner of, or exercises control or direction over, those Voting Shares; and

13.2.2. whether the person or company is acting jointly or in concert with any other person or company, including whether the person or company and any other person or company are parties to an agreement or an arrangement, a purpose of which is to require them to act in concert with respect to their interests, direct or indirect, in the Corporation.

14. MISCELLANEOUS

14.1. The invalidity or unenforceability of any provision, in whole or in part, of this Schedule "B" for any reason shall not affect the validity or enforceability of any other provision or part thereof.

14.2. Subject to the OSA, the Regulation, the Ontario Orders, the Québec Orders and the Québec Undertakings, the directors of the Corporation may make, amend or repeal any rules or by-laws they deem necessary or appropriate to administer the share constraint.

14.3. In addition to dealing with registered holders of Voting Shares in the administration of the provisions of this Schedule "B", the directors of the Corporation and the Corporation may also deal with the beneficial owner of Voting Shares if the identity of the beneficial owner is known to the directors of the Corporation and the Corporation as a result of a directors' determination or otherwise.

6. The amendment has been duly authorized as required by sections 168 and 170 (as applicable) of the *Business Corporations Act*.
La modification a été d0ment autorisée conformément aux articles 168 et 170 (selon le cas) de la *Loi sur les sociétés par actions.*

7. The resolution authorizing the amendment was approved by the shareholders/directors (as applicable) of the corporation on
Les actionnaires ou les administrateurs (selon le cas) de la société ont approuvé la résolution autorisant la modification le

2012/07/31

(Year, Month, Day)
(année, mois, jour)

These articles are signed in duplicate.
Les présents statuts sont signés en double exemplaire.

MAPLE GROUP ACQUISITION CORPORATION / CORPORATION D'ACQUISITION GROUPE MAPLE

(Print name of corporation from Article 1 on page 1)
(Veuillez écrir le nom de la société de l'article un à la page une).

By/
Par :

(Signature)
(Signature)

Chief Executive Officer
(Description of Office)
(Fonction)

AMENDED AND RESTATED BY –LAW NO. 1

A by-law relating generally to the transaction of the business and affairs of

MAPLE GROUP ACQUISITION CORPORATION
(or Corporation d'Acquisition Groupe Maple)

TABLE OF CONTENTS

BE IT ENACTED as a by-law of the Corporation effective July 31, 2012 as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Definitions.

(1) In the by-laws of the Corporation, unless the context otherwise requires:

"Act" means the *Business Corporations Act, R.S.O. 1990, c. B.16* and any statute that may be substituted therefor, as from time to time amended, and includes the regulations thereunder from time to time.

"affiliate" shall have the meaning ascribed thereto under the Securities Act.

"appoint" includes "elect" and vice versa.

"Articles" means the articles on which is endorsed the certificate of incorporation of the Corporation, as from time to time amended or restated.

"associate" shall have the meaning ascribed thereto under the Securities Act.

"board" means the board of directors of the Corporation and "director" means a member of the board.

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect.

"cheque" includes a draft.

"Commission" means the Ontario Securities Commission or any successor thereto.

"Corporation" means the corporation incorporated under the Act on April 28, 2011 by the said certificate endorsed on the Articles and named Maple Group Acquisition Corporation (or, in French, Corporation d'Acquisition Groupe Maple).

"day" means a clear day and a period of days shall be deemed to commence the day following the event that began the period and shall be deemed to terminate at midnight of the last day of the period except that if the last day of the period falls on a Sunday or holiday the period shall terminate at midnight of the day next following that is not a Sunday or holiday.

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders.

"person" means an individual, partnership, unincorporated organization, association or syndicate, trust, trustee, executor, administrator, or other legal representative.

"recorded address" means in the case of a shareholder, the shareholder's address as recorded in the securities register; and in the case of joint shareholders the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; in the case of an officer, auditor or member of a committee of the board, his or her latest address as recorded in the records of the Corporation; and, in the case of a director, his or her latest address as recorded in the records of the Corporation or in the most recent notice filed under the *Corporations Information Act, R.S.O.* 1990, c. C.39, whichever is the more current.

"Securities Act" means the *Securities Act, R.S.O. 1990, c. S.5* and any statute that may be substituted therefor, as from time to time amended, and includes the regulations, rules and orders issued thereunder from time to time.

"signing officer" means, in relation to any instrument, any person authorized to sign the same on behalf of the Corporation by or pursuant to Section 2.4.

(1) Save as aforesaid, words and expressions defined in the Act have the same meanings when used herein. Words importing the singular number include the plural and vice versa, and words importing gender include the masculine, feminine and neuter genders.

(2) The division of this by-law into separate articles, sections, subsections and clauses, the provision of a table of contents and index thereto, and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this by-law.

(3) All times mentioned in this by-law shall be local time in Toronto on the date concerned, unless the subject matter or context otherwise requires.

ARTICLE 2
BUSINESS OF THE CORPORATION

Section 2.1 Registered Office.

Until changed in accordance with the Act, the registered office of the Corporation shall be in the municipality or geographic township within Ontario initially specified in the Articles.

Section 2.2 Corporate Seal.

Until changed by the board, the corporate seal of the Corporation shall be in the form impressed hereon.

Section 2.3 Financial Year.

Until changed by the board, the financial year of the Corporation shall end on the last day of December in each year.

Section 2.4 Execution of Instruments.

Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any one officer or director of the Corporation. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal to any instrument requiring the same.

Section 2.5 Banking Arrangements.

The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe or authorize.

Section 2.6 Voting Rights In Other Bodies Corporate.

The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

Section 2.7 Divisions.

The board may cause the business and operations of the Corporation or any part thereof to be divided or segregated into one or more divisions upon such basis, including without limitation, character or type of businesses or operations, geographical territories, product lines or goods or services as the board may consider appropriate in each case. From time to time the board or, if authorized by the board, the chief executive officer may authorize, upon such basis as may be considered appropriate in each case:

(a) *Sub-Division and Consolidation.* The further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b) *Name.* The designation of any such division or sub-unit by, and the carrying on of the business and operations of any such division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation; and

(c) *Officers.* The appointment of officers for any such division or subunit, the determination of their powers and duties, and the removal of any such officer so appointed without prejudice to such officer's rights under any employment contract or in law, provided that any such officers shall not, as such, be officers of the Corporation, unless expressly designated as such.

ARTICLE 3
DIRECTORS

Section 3.1 Number of Directors and Quorum.

Until changed in accordance with the Act the board shall consist of such number of directors within the minimum and maximum number of directors provided for in the Articles as is determined by special resolution or, if such special resolution empowers the board to determine the number, by a resolution of the board. Subject to the Act, the quorum for the transaction of business at any meeting of the board shall consist of two-thirds of the number of directors determined in the manner set forth above or such other number of directors as the board may from time to time determine, including two directors who satisfy the criteria for public venture expertise set out in the undertakings of the Corporation to the British Columbia Securities Commission and the Alberta Securities Commission dated July 31, 2012 (as the same may be amended, supplemented or replaced from time to time). If the Corporation has fewer than three directors, all directors must be present to constitute a quorum.

Section 3.2 Action by the Board.

The board shall manage or supervise the management of the business and affairs of the Corporation. Subject to the Act, the powers of the board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office. Where the Corporation has only one director, that director may constitute a meeting.

Section 3.3 Meeting by Telephone.

Subject to the Act, if all the directors of the Corporation present at or participating in a meeting consent, a meeting of the board or of a committee of the board may be held by means of telephone, electronic or other communication facilities, and a director participating in such a meeting by such means is deemed for the purposes of the Act to be present at that meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

Section 3.4 Place of Meetings.

Meetings of the board may be held at any place within or outside Ontario and, in any financial year of the Corporation, a majority of the meetings of the board need not be held in Canada.

Section 3.5 Calling of Meetings.

Meetings of the board shall be held from time to time at such time and at such place as the board, the chair of the board, the chief executive officer, or any two directors may determine.

Section 3.6 Notice of Meeting.

Notice of the time and place of each meeting of the board shall be given in the manner provided in Section 10.1 to each director not less than forty-eight hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified. A director may in any manner and at any time waive a notice of or otherwise consent to a meeting of the board and, subject to the Act, attendance of a director at a meeting of the board is a waiver of notice of the meeting.

Section 3.7 First Meeting of New Board.

Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

Section 3.8 Adjourned Meeting.

Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting.

Section 3.9 Regular Meetings.

The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

Section 3.10 Chair of Meetings of the Board.

The chair of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chair of the board, vice-chair of the board, the chief executive officer or the president. If no such officer is present, the directors present shall choose one of their number to be chair.

Section 3.11 Votes to Govern.

At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chair of the meeting shall be entitled to a second or casting vote.

Section 3.12 Conflict of Interest.

Directors and officers of the Corporation shall comply with the conflict of interest provisions in the Act.

Section 3.13 Remuneration and Expenses.

The directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

Section 3.14 Applicable Legislation.

For greater certainty, the provisions of this Article 3 are subject to any applicable law relating to the board, including without limitation the Securities Act.

ARTICLE 4
COMMITTEES

Section 4.1 Committees of the Board.

The board may appoint from their number one or more committees of the board, however designated, and delegate to any such committee any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise.

Section 4.2 Transaction of Business.

The powers of a committee of the board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at such place or places designated in Section 3.4.

Section 4.3 Advisory Bodies.

The board may from time to time appoint such advisory bodies as it may deem advisable.

Section 4.4 Procedure.

Unless otherwise determined by the board, each committee and advisory body shall have power to fix its quorum at not less than a majority of its members, to elect its chair, and to regulate its procedure.

ARTICLE 5
OFFICERS

Section 5.1 Appointment.

The board may from time to time appoint a chair of the board, a vice-chair of the board, chief executive officer, one or more presidents (to which title may be added words indicating seniority or function), one or more vice-presidents (to which title may be added words indicating seniority or function), a chief financial officer, a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. The board may specify the duties of and, in accordance with this by-law and subject to the provisions of the Act and the Securities Act, delegate to such officers powers to manage the business and affairs of the Corporation. Subject to Section 5.2, an officer may but need not be a director and one person may hold more than one office.

Section 5.2 Chair and Vice-Chair of the Board.

The board may from time to time appoint a chair of the board and a vice-chair of the board who shall be directors and may not be chief executive officer. If appointed, the board may assign to them any of the powers and duties that are by any provisions of this by-law assigned to the chief executive officer, and they shall, subject to the provisions of the Act, have such other powers and duties as the board may specify. During the absence or disability of the chair of the board, his or her duties shall be performed and his or her powers exercised by the vice-chair of the board.

Section 5.3 Chief Executive Officer.

The board may from time to time appoint a chief executive officer. If appointed, he or she shall, subject to the authority of the board, have general supervision of the business and affairs of the Corporation; and he or she shall, subject to the provisions of the Act, have such other powers and duties as the board may specify.

Section 5.4 President.

A president shall have such powers and duties as the board may specify.

Section 5.5 Vice-President.

A vice-president shall have such powers and duties as the board or the chief executive officer may specify.

Section 5.6 Chief Financial Officer.

The chief financial officer shall keep proper accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation; he or she shall render to the board whenever required an account of all his or her transactions as chief financial officer and of the financial position of the Corporation; and he or she shall have such other powers and duties as the board or the chief executive officer may specify.

Section 5.7 Secretary.

The secretary shall attend and be the secretary of all meetings of the board (or arrange for another individual to so act), shareholders and committees of the board and shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat; he or she shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board; he or she shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents, and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose; and he or she shall have such other powers and duties as the board or the chief executive officer may specify.

Section 5.8 Treasurer.

The treasurer shall have such powers and duties as the board or the chief executive officer may specify.

Section 5.9 Powers and Duties of Other Officers.

The powers and duties of all other officers shall be such as the terms of their engagement call for or as the board or the chief executive officer may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

Section 5.10 Variation of Powers and Duties.

The board may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

Section 5.11 Term of Office.

The board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer's rights under any employment contract with the Corporation. Otherwise each officer appointed by the board shall hold office until his or her successor is appointed, or until his or her earlier resignation.

Section 5.12 Terms of Employment and Remuneration.

The terms of employment and the remuneration of an officer appointed by the board shall be settled by it from time to time or by a committee of the board appointed for that purpose.

Section 5.13 Agents and Attorneys.

The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers of management, administration or otherwise (including the power to sub-delegate) as may be thought fit, subject to the provisions of the Act.

ARTICLE 6
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

Section 6.1 Limitation of Liability.

Every director and officer of the Corporation in exercising his powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, neglects or defaults of any other director, officer or employee, or for joining in any act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act or any other applicable law or from liability for any breach thereof.

Section 6.2 Indemnity.

(a) Subject to the limitations contained in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Corporation or such body corporate, if:

(i) He or she acted honestly and in good faith with a view to the best interests of the Corporation; and

(ii) In the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

(b) The Corporation shall also indemnify such person in such other circumstances as the Act permits or requires. Nothing in this by-law shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

Section 6.3 Insurance.

The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 6.2 for such liabilities and in such amounts as the board may from time to time determine and as are permitted by the Act.

ARTICLE 7
SHARES

Section 7.1 Allotment of Shares.

Subject to the Securities Act, the Act and the Articles, the board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

Section 7.2 Commissions.

The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of the person's purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares.

Section 7.3 Registration of a Share Transfer.

The registration of any transfer of shares is subject to the satisfaction of any restrictions on transfer contained in the Articles and on compliance with any applicable legislation, including the Securities Act.

Section 7.4 Transfer Agents.

The board may from time to time appoint, for each class of securities and warrants issued by the Corporation, (a) a trustee, transfer agent or other agent to keep the securities register and the register of transfers and one or more persons or agents to keep branch registers and (b) a registrar, trustee or agent to maintain a record of issued security certificates and warrants, and, subject to the Act, one person may be appointed for the purposes of both clauses (a) and (b) above in respect of all securities and warrants of the Corporation or any class or classes, thereof. The board may at any time terminate such appointment.

Section 7.5 Non-Recognition of Trusts.

Subject to the provisions of the Act and the Articles, the Corporation may treat the registered holder of a share as the person exclusively entitled to vote, to receive notices, to receive any interest, dividend or other payments in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

Section 7.6 Share Certificates.

Subject to the Articles, every shareholder is entitled upon request to a share certificate in respect of the shares held by the shareholder that complies with this Act or to a non-transferable written acknowledgement of the shareholder's right to obtain a share certificate from the Corporation in respect of the shares of the Corporation held by the shareholder.

If a share certificate contains a printed or mechanically reproduced signature of a person as permitted by the Act, the Corporation may issue the share certificate notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the share certificate is as valid as if the person were a director or an officer at the date of its issue.

Section 7.7 Replacement of Share Certificates.

The board or any officer or agent designated by the board may in its or his or her discretion direct the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has been mutilated or in substitution for a certificate claimed to have been lost, apparently destroyed or wrongfully taken on payment of such reasonable fees and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

Section 7.8 Joint Shareholders.

If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

Section 7.9 Deceased Shareholders.

In the event of the death of a holder, or of one of the joint holders, of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof, except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

Section 7.10 Applicable Legislation

For greater certainty, the provisions of this Article 8 are subject to any applicable legislation relating to the shares of the Corporation, including without limitation the Securities Act.

ARTICLE 8
DIVIDENDS AND RIGHTS

Section 8.1 Dividends.

Subject to the provisions of the Act and the Articles, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. The board may if it sees fit establish a dividend policy from time to time.

Section 8.2 Dividend Cheques.

A dividend payable in money may be paid by cheque drawn on the Corporation's bankers or one of them, subject to the provisions of the Articles, to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the registered holder's recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

Section 8.3 Non-Receipt of Cheques.

In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

Section 8.4 Unclaimed Dividends.

Subject to applicable law and the Articles, any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

ARTICLE 9
MEETINGS OF SHAREHOLDERS

Section 9.1 Annual Meetings.

The annual meeting of shareholders shall be held at such time in each year and, subject to Section 9.3, at such place as the board, the chair of the board, the vice-chair of the board, chief executive officer or the president may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor (unless the Corporation is exempted under the Act from appointing an auditor), and for the transaction of such other business as may properly be brought before the meeting.

Section 9.2 Special Meetings.

The board, the chair of the board, the vice-chair of the board, the chief executive officer or the president shall have power to call a special meeting of shareholders at any time.

Section 9.3 Place of Meetings.

Subject to the Act and the Articles, meetings of shareholders shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of the Corporation is located.

Section 9.4 Electronic Meetings.

A meeting of shareholders may be held by telephonic or electronic means and a shareholder, or a proxyholder or a shareholder's representative appointed in accordance with these by-laws, who, through those means, votes at a meeting or establishes a communications link to a meeting shall be deemed to be present at that meeting.

Section 9.5 Chair, Secretary and Scrutineers.

The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chair of the board, vice-chair of the board, the chief executive officer or the president. If no such officer is present within fifteen minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose by vote one of their number to be chair. If the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

Section 9.6 Persons Entitled to be Present.

The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the Articles or bylaws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

Section 9.7 Quorum.

Subject to the Act and to Section 9.13, a quorum for the transaction of business at any meeting of shareholders shall be two persons present in person, each being a, shareholder entitled to vote thereat or a duly appointed proxyholder or representative for an absent shareholder so entitled. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place but may not transact any other business.

Section 9.8 Proxyholders and Representatives.

(1) Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to act as the shareholder's representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in such form as may be prescribed from time to time by the directors or in such other form as the chair of the meeting may accept and as complies with all applicable laws and regulations.

(2) Alternatively, every such shareholder which is a body corporate or association may authorize by resolution of its directors or governing body an individual to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chair of the meeting. Any such proxyholder or representative need not be a shareholder.

(3) Alternatively, an executor, administrator, committee of a mentally incompetent person, guardian or trustee and, where a corporation is such executor, administrator, committee, guardian or trustee of a testator, intestate, mentally incompetent person, ward or cestui que trust, any duly appointed representative of such corporation, upon filing with the secretary of the meeting sufficient proof of his or her appointment, shall represent the shares in his, her or its hands at all meetings of shareholders of the Corporation and may vote accordingly as a shareholder in the same manner and to the same extent as the shareholder of record. If there be more than one executor, administrator, committee, guardian or trustee, the provisions of this by-law respecting joint shareholders shall apply.

Section 9.9 Joint Shareholders.

If two or more persons hold shares jointly, any one of them present or duly represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one on the shares jointly held by them.

Section 9.10 Votes to Govern.

At any meeting of shareholders every question shall, unless otherwise required by the Act, the Articles, the by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes, the chair of the meeting shall be entitled to a second or casting vote.

Section 9.11 Adjournment.

The chair at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and place to place. If a meeting of shareholders is adjourned for less than thirty days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty days or more, notice of the adjourned meeting shall be given as for an original meeting. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling such original meeting.

Section 9.12 Resolution in Writing.

A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement or written representation with respect to the subject matter of the resolution is submitted by a director or the auditor, respectively, in accordance with the Act.

Section 9.13 Only One Shareholder.

Where the Corporation has only one shareholder or only one holder of any class or series of shares, the shareholder present in person or duly represented by proxy constitutes a meeting.

ARTICLE 10
NOTICES

Section 10.1 Method of Giving Notices.

Any notice (which term includes any communication or document) to be given (which term includes sent, delivered, or served) pursuant to the Act, the regulations thereunder, the Articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given if delivered personally to the person to whom it is to be given; or if delivered to the person's recorded address; or if mailed to the person at the person's recorded address by prepaid ordinary or air mail; or if sent to the person at the person's recorded address by any means of prepaid transmitted or recorded communication. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box and deemed to have been received on the fifth day after mailing; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable.

Section 10.2 Notice to Joint Holders.

If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice addressed to one of such persons shall be sufficient notice to all of them.

Section 10.3 Undelivered Notices.

If any notice given to a shareholder pursuant to Section 10.1 is returned on three consecutive occasions because he or she cannot be found, the Corporation shall not be required to give any further notices to such shareholder until the shareholder informs the Corporation in writing of the shareholder's new address.

Section 10.4 Omissions and Errors.

The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

Section 10.5 Persons Entitled by Death or Operation of Law.

Every person who, by operation of law, transfer (subject to the Articles, the Securities Act and the Act), death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom the shareholder derives title to such share prior to the shareholder's name and address being entered on the securities register (whether such notice was given before or after the happening of the event upon which the shareholder became so entitled) and prior to the shareholder furnishing to the Corporation the proof of authority or evidence of the shareholder's entitlement prescribed by the Act.

ARTICLE 11
VARIOUS

Section 11.1 Exchange of Information, Agreements.

The Corporation may provide to domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities information and other forms of assistance for market surveillance, investigative, enforcement and other regulatory purposes.

The Corporation may enter into agreements with domestic or foreign exchanges or self-regulatory organizations or domestic or foreign securities enforcement or securities regulatory authorities providing for the exchange of information and other forms of mutual assistance for market surveillance, investigative, enforcement and other regulatory purposes.

Section 11.2 Subject to Applicable Laws.

The provisions of this by-law are subject to any applicable legislation, including without limitation the Securities Act.

Exhibit C-8 – Corporate Structure of TMX Group Limited

CORPORATE STRUCTURE OF TMX GROUP INC.


TMX Group Limited
100%
Alpha Trading Systems Inc.*
100% General Partnership Interest, 0.0001% Limited
99.9999% Limited Partnership
Alpha Trading Systems Limited Partnership*
Existing subsidiaries of Alpha Trading Systems Limited Partnership (See Appendix A)
The Canadian Depository for Securities Limited*
Existing subsidiaries of the Canadian Depository for Securities Limited (See Appendix B)
TSX US Inc.*
MX US Inc.*
TMX Group US Inc.*
TMX GROUP INC.
TMX Atrium Canada Inc.*
NetThruPut Inc.*
100% Non-Voting Preference Shares
1877510 Ontario Inc.*
1877512 Ontario Inc.*
Shorcan Brokers Limited*
Shorcan Energy Brokers Inc.*
The Equicom Group Inc.*
TMX Select Inc.*
TSX Inc.*
TMX Exchange* Services Limited (UK Company)
Bourse de Montréal Inc. (Montréal Exchange Inc.)
51%
Marché Climatique de Montréal Inc.* (Montréal Climate Exchange Inc.)
TMX Australia Pty Ltd.*
Natural Gas Exchange Inc.*
TSX Venture Exchange Inc.*
1877511 Ontario Inc.*
50%
PCF Mines Online.com Pty Ltd.*
47% Voting
CanDeal.ca Inc.*
TSX GROUP US Holdings, Inc.* DORMANT
division
TSX Venture Exchange*
PC Bond*
Toronto Stock Exchange*
TSX Markets*
TMX Datalinx*
TMX Technologies*
MX US 1, Inc.
Razor Risk Technologies Limited (Australia)*
Razor Risk Technologies Limited (UK)*
NGX US Inc.*
Alberta Watt Exchange Limited*
Vancouver Stock Exchange Inc.* DORMANT
Alberta Stock Exchange Inc.* DORMANT
West Canada Clearing Corporation* DORMANT
West Canada Depository Trust Company* DORMANT
Corporation canadienne de compensation de produits dérivés* (Canadian Derivatives Clearing Corporation)
MX US 2, Inc.
Razor Risk Technologies Inc. (US)*
VCT Management Ltd.* DORMANT
Vancouver Curb Exchange Limited* DORMANT
Canadian Unlisted Board*
40% Economic 20% Voting
53.83%
FINEXEO S.A.*
Canadian Derivatives Clearing Corporation (U.S.A.) Inc.* DORMANT
BOX Options Exchange LLC
BOX Holdings Group LLC
Razor Risk Technologies Services Pty Ltd (Australia)*
FINEXEO SaRL*
FINEXEO UK LIMITED*
FINEXEO US INC.*
BOX Market LLC
123 Software India Private Limited (India)*

*Foreign Indirect Affiliates

A/75110761.1

Appendix A
Alpha Group of Companies



Alpha Trading Systems Inc.*
0.0001% limited partnership interest
100% general partnership interest
Alpha Trading Systems Limited Partnership*
100%
100%
Alpha Exchange Inc.*
Alpha Market Services Inc.*

*Foreign Indirect Affiliates

Appendix B
CDS Group of Companies



The Canadian Depository for Securities Limited*
100%
CDS Inc.*
CDS Clearing and Depository Services Inc.*
CDS Innovations Holding Inc.*
100%
100%
CDS Securities Management Solutions Inc.*
CDS Innovations Inc.*

*Foreign Indirect Affiliates

Exhibit C-8

Corporate Structure of TMX Group Inc.
(See attached Organizational Chart)

Active Corporate Entities[1]

* Indicates Foreign Indirect Affiliates

Entity	Description of Nature of Affiliation
TMX Group Inc.	TMX Group Inc. is the holding company for the TMX group of companies.
TMX Group Limited	TMX Group Limited is the holding corporation for the TMX group of companies, including the Alpha and CDS companies.
Shorcan Brokers Limited*	Shorcan Brokers Limited is Canada's first inter-dealer broker (IDB), providing facilities for matching orders for federal, provincial, corporate and mortgage bonds and treasury bills for anonymous buyers and sellers in the secondary market.
TSX US Inc. *	TSX US Inc. is the service center for the IR 2020 business.
MX US Inc. *	MX US Inc. is a subsidiary of TMX Group US Inc.
TMX Group US Inc. *	TMX Group US Inc. is the holding company for TSX US Inc. and MX US Inc.
TMX Australia Pty Ltd.*	TMX Australia Pty Ltd. is the holding company for the Razor Risk business.
Shorcan Energy Brokers Inc.*	Shorcan Energy Brokers Inc. is a facility launched in 2010 for matching buyers and sellers of energy products, including crude oil.
The Equicom Group Inc.*	The Equicom Group Inc. is a leading provider of investor relations and corporate communications services.
TMX Select Inc.*	TMX Select Inc. is an alternative trading system that operates using the TSX Quantum trading platform, with functionality and pricing models separate and distinct from Toronto Stock Exchange and TSX Venture Exchange.
TSX Inc.*	TSX Inc. operates the following divisions: *Toronto Stock Exchange*, Canada's senior equities market, providing domestic and international investors with access to

[1] All entities are 100% owned unless otherwise indicated.

Entity	Description of Nature of Affiliation
	the Canadian marketplace. *PC-Bond*, offering the leading Canadian fixed income indices and PC-Bond analytics applications. *TSX Markets*, providing trading services for Toronto Stock Exchange and TSX Venture Exchange on a continuous basis on the TMX group's fully electronic trading systems throughout the day. *TMX Datalinx*, selling real time data and other market information to a global customer base. *TMX Technologies*, providing technology services to customers inside and outside the TMX group of companies.
TSX Venture Exchange Inc.*	TSX Venture Exchange Inc. operates TSX Venture Exchange, Canada's junior listings market, providing companies at the early stages of growth the opportunity to raise capital.
Canadian Unlisted Board*	Canadian Unlisted Board was incorporated on July 31, 2000, to operate a trade reporting system to facilitate mandatory reporting of over-the-counter equity trading.
The Canadian Depository for Securities Limited*	The Canadian Depository for Securities Limited provides clearing and settlement services to the Canadian capital markets in the areas of equity, fixed income and money markets.
PCF Mines Online.com Pty Ltd.*	PCF Mines Online.com Pty Ltd., in which TSX Inc. holds a 50% interest, provides an online global platform to connect buyers and sellers of mining and exploration assets and projects from around the world.
CanDeal.ca Inc.*	Candeal.ca Inc. is a dealer to client electronic fixed income platform in which TSX Inc. holds a 47% voting interest.
TMX Exchange Services Limited *	TMX Exchange Services Limited is a UK company designed to drive new business opportunities in UK and European markets across the TMX group of companies.
Montréal Exchange Inc.	Montréal Exchange Inc. (MX) is Canada's standardized financial derivatives exchange. Headquartered in Montréal, MX offers trading in interest rate, index and equity derivatives.
Canadian Derivatives Clearing Corporation*	Canadian Derivatives Clearing Corporation (CDCC) offers clearing and settlement services for all transactions carried out on MX and is the guarantor for options and futures contracts traded on that market. It is the only clearinghouse

Entity	Description of Nature of Affiliation
	in North America to offer clearing services on equity options, futures, and options on futures products.
MX US 1, Inc.	MX US 1, Inc. is a single-purpose holding company for the interest in MX US 2, Inc.
MX US 2, Inc.	MX US 2, Inc. is a single-purpose holding company for the interest in BOX entities.
BOX Market LLC	BOX Market LLC operates an electronic trading platform for options on U.S. individual securities, indices, exchange-traded funds.
BOX Holdings Company	BOX Holdings Company is the sole member of BOX Market LLC.
Montréal Climate Exchange Inc.*	Montréal Climate Exchange Inc., in which MX holds a 51% interest, provides a transparent and credible marketplace where contracts on pollutant and greenhouse gas emissions are exchanged.
Natural Gas Exchange Inc.*	Natural Gas Exchange Inc. (NGX) is a Canadian-based exchange through which customers can trade, clear and settle natural gas, crude oil and electricity contracts across North America.
Alberta Watt Exchange Limited*	Alberta Watt Exchange Limited is a provider of ancillary services to the Alberta Electric System Operator which is used to balance supply and demand on the Alberta grid.
NGX US Inc.*	NGX US holds the leases for NGX's US properties and pays the salaries for NGX's US employees. NGX U.S. Inc. does not otherwise conduct operations in the U.S.
1877510 Ontario Inc. *	1877510 Ontario Inc. is a subsidiary of TMX Group Inc.
1877511 Ontario Inc. *	1877511 Ontario Inc. is a subsidiary of TSX Inc.
1877512 Ontario Inc. *	1877510 Ontario Inc. is a subsidiary of TMX Group Inc.
Finexeo S.A.*	Finexeo S.A. is the holding company for the Finexeo entities and is also in the business of providing high availability, cost effective, low latency network solutions for the securities industry.
Finexeo SaRL*	Finexeo SaRL is in the business of providing high availability, cost effective, low latency network solutions for the securities industry.
Finexeo UK Limited*	Finexeo UK Limited is in the business of providing high availability, cost effective, low latency network solutions for the securities industry.

Entity	Description of Nature of Affiliation
Finexeo US Inc. *	Finexeo US Inc. is in the business of providing high availability, cost effective, low latency network solutions for the securities industry.
Razor Risk Technologies Limited (Australia) *	Razor Risk Technologies Limited (Australia) assists financial services institutions worldwide to measure and control risk through its professional services and enterprise risk management framework.
Razor Risk Technologies Limited (UK) *	Razor Risk Technologies Limited (UK) assists financial services institutions worldwide to measure and control risk through its professional services and enterprise risk management framework.
Razor Risk Technologies Inc. (US) *	Razor Risk Technologies Inc. (US) assists financial services institutions worldwide to measure and control risk through its professional services and enterprise risk management framework.
Razor Risk Technologies Services Pty Ltd. (Australia)*	Razor Risk Technologies Services Pty. Ltd. (Australia) assists financial services institutions worldwide to measure and control risk through its professional services and enterprise risk management framework.
Alpha Exchange Inc.*	Alpha Exchange Inc. is an automated exchange which lists and trades securities of qualified issuers. Alpha Exchange will also offer trading in securities listed on the Toronto Stock Exchange and the TSX Venture Exchange.
Alpha Trading Systems Limited Partnership*	Alpha Trading Systems Limited Partnership is the parent company of Alpha Exchange Inc. and Alpha Market Services Inc.
Alpha Trading Systems Inc. *	Alpha Trading Systems Inc. is the General Partner of Alpha Trading Systems Limited Partnership
Alpha Market Services Inc.*	Alpha Market Services Inc. operates a financial instruments and securities trading system; providing market data to third parties.
CDS Clearing and Depository Services Inc.*	CDS Clearing and Depository Services Inc. (CDS Clearing) is Canada's national securities depository, clearing and settlement hub – supporting Canada's equity, fixed income and money markets.
CDS Securities Management Solutions Inc.*	CDS Securities Management Solutions Inc. (CDS Solutions) is a subsidiary of CDS Clearing and Depository Services Inc. CDS Solutions offers depository-related services to issuers and their agents to facilitate securities issuance and reporting of registered positions. CDS Solutions is dedicated to promoting the use of uncertificated issues and electronic payment as an efficient and secure alternative to paper certificates and cheques.

Entity	**Description of Nature of Affiliation**
CDS Inc.*	CDS Inc. is focused on delivering improvements to the capital markets and the public through the services we provide on behalf of the CSA - the System for Electronic Document Analysis and Retrieval (SEDAR®), the System for Electronic Disclosure by Insiders (SEDI®) and the National Registration Database (NRD®)
CDS Innovations Inc.*	CDS Innovations Inc. is the premier source for information on Canadian securities and is ideally positioned to develop and provide new solutions that meet market demand for securities data and related services.
CDS Innovations Holdings Inc.*	In the course of the corporate restructuring of the CDS group of companies in 2006, CDS Innovations Holding Inc. was incorporated as a holding company between CDS Limited and CDS Innovations Inc. for technical, legal and taxation reasons, based on advice from CDS's external counsel and tax accountants. This company will be wound up at such time as certain expected amendments to the *Income Tax Act* are enacted.
123 Software India Private Limited*	123 Software India Private Limited conducted the Razor Risk business in India. It is currently not providing any services.

Dormant Corporate Entities[2]

* Indicates Foreign Indirect Affiliates

Entity	Description of Nature of Affiliation
Vancouver Stock Exchange Inc.*	**Dormant.** The assets, liabilities and operations of Vancouver Stock Exchange Inc. ("VSE") were conveyed to CDNX (predecessor to TSX Venture Exchange Inc.) on November 26, 1999. The VSE is an inactive, non-operating company.
VCT Management Ltd.*	**Dormant.** VCT Management Ltd. ("VCT") was incorporated in BC on June 22, 1991. VCT has a perpetual agreement with Virt-x plc (formerly TCAM Systems Inc.) to market and license the VCT Trading System. VCT has been dormant since April 1, 1997.
Vancouver Curb Exchange Limited*	**Dormant.** Vancouver Curb Exchange Limited ("VCE") was acquired/created on June 22, 1929.
Alberta Stock Exchange Inc.*	**Dormant.** The assets, liabilities and operations of Alberta Stock Exchange Inc. ("ASE") were conveyed to CDNX (predecessor to TSX Venture Exchange Inc.) on November 26, 1999. The ASE is an inactive, non-operating company.
West Canada Clearing Corporation*	**Dormant.** West Canada Clearing Corporation ("WCCC") (formerly VSE Service Corp., incorporated in British Columbia) was acquired on June 17, 1974. WCCC was previously in the business of clearing and settlement of trades. Its active operations were acquired by the Canadian Depository for Securities Ltd. ("CDS"), effective November 1, 1996. The entity has been inactive since then.
West Canada Depository Trust Company*	**Dormant.** West Canada Depository Trust Company ("WCDTC") was acquired/created on March 10, 1987. WCDTC was previously a limited purpose trust company/ securities depository. Its active operations were acquired by CDS, effective November 1, 1996. WCDTC has been dormant since then.
TSX Group US Holdings, Inc. *	**Dormant.** TSX Group US Holdings, Inc. was incorporated in Delaware for a potential US investment. It has no assets or liabilities.
Canadian Derivatives Clearing Corporation (U.S.A.) Inc. *	**Dormant.** Canadian Derivatives Clearing Corporation (U.S.A.) Inc. is a corporation incorporated in Delaware whose principal activity is Agent for service of process.

[2] All entities are 100% owned unless otherwise indicated.

Entity	Description of Nature of Affiliation
NetThruPut Inc.*	**Dormant.** NetThruPut Inc. was acquired by TMX Group Inc. in May, 2009. Its business, operating a Canadian electronic trading platform and clearing facility for crude oil products, is now operated by NGX.
TMX Atrium Canada Inc.*	**Dormant.** TMX Atrium Canada Inc. is a subsidiary of TMX Group, Inc.

BOX OPTIONS EXCHANGE

Amendment to:

Exhibit F

Request:

A complete set of all forms pertaining to:

1. Application for membership, participation or subscription to the entity.
2. Application for approval as a person associated with a member, participant or subscriber of the entity.
3. Any other similar materials.

Exhibit F is hereby amended by deleting the prior response and inserting a new response to Exhibit F as set forth below.

Response:

Attached please find the following documents:

1. BOX Options Participant Application Checklist (See Exhibit F-1)
2. BOX Options Participation Application (See Exhibit F-2)
3. BOX User Agreement (See Exhibit F-3)
4. BOX Options Market Participant Agreement (See Exhibit F-4)
5. BOX Trading Participant Clearing Guarantee (Non-Market Maker) (See Exhibit F-5)
6. BOX Trading Participant Clearing Guarantee (Market Maker) (See Exhibit F-6)
7. BOX Options Participant Give-up Agreement and Clearing Instructions (See Exhibit F-7)

Other required materials sent directly from the applicant to the BOX Options Exchange LLC (the "Exchange"):

8. Form BD
9. FOCUS Report
10. Organizational Chart
11. Written Supervisory Procedures
12. Information Barrier Procedures (if broker and trader)
13. Good Standing letter from DOEA

BOX OPTIONS EXCHANGE

Exhibit F-1 BOX Options Participant Application Checklist

BOX Options Exchange Form 1

Exhibit F-1 – BOX Options Participant Application Checklist

Application:

- ☐ BOX Options Participant Application - Part 1 - Individual Application
- ☐ BOX Options Participant Application - Part 2 - Applicant - Firm
- ☐ BOX Options Participant Application - Part 3 - Market Maker Application

Agreements:

- ☐ BOX Options Market Participant Agreement
- ☐ BOX User Agreement
- ☐ BOX Trading Participant Clearing Guarantee (Non-Market Maker)
- ☐ BOX Trading Participant Clearing Guarantee (Market Maker)
- ☐ BOX Options Participant Waive-In Application and Agreement

Other Materials:

- ☐ Form BD
- ☐ FOCUS Report
- ☐ Organizational Chart
- ☐ Written Supervisory Procedures
- ☐ Information Barrier Procedures (if broker and trader)
- ☐ Good Standing letter from DOEA[1]

---

[1] FINRA will operate as Designated Options Examining Authority ("DOEA") for BOX Options Participants who are FINRA members.

Exhibit F-2 BOX Options Participation Application

MINIMUM REQUIREMENTS FOR BOX OPTIONS PARTICIPANTS

- Applicant-Firm registration with the Exchange, with an appointed principal contact;
- United States based firm, or, if foreign based, a United States registered subsidiary;
- FINRA will act as Designated Options Examining Authority for BOX Options Participants that are FINRA members;
- A clearing agreement with OCC, or an arrangement with an OCC member-firm for clearing through OCC (i.e. give-up);
- For Market Makers: Minimum Net Equity of $200,000, or SEC Rule 15c3-1 Net Capital Requirements, whichever is greater.

BOX OPTIONS EXCHANGE LLC (the "Exchange")

GENERAL INSTRUCTIONS

This application is separated into the three sections attached. The completed application shall be filed with the Exchange's Options Participant Registration Department. To facilitate prompt consideration, the required information should be clearly printed or typed. All questions applicable to your form of application must be answered and all information furnished as of the date of the application for admission, unless waived by the Exchange. Approval of this application provides the applicant the right to participate on the Exchange. This application and corresponding right to participate is not assignable or transferable.

PART 1 – INDIVIDUAL PARTICIPANTS APPLICATION
(Required to be completed by all BOX Options Participants.)

Each Applicant-Firm must have an individual representative. Please complete the individual application provided in Part 1.

PART 2 – FIRM PARTICIPANTS APPLICATION
(Required to be completed by all BOX Options Participants.)

This section covers general background information about the Applicant-Firm. All Applicant -Firms must complete Part 2 of the application.

PART 3 – APPLICANT-FIRMS WISHING TO ACT AS MARKET MAKERS ON THE EXCHANGE

Only Applicant-Firms who wish to be eligible to be designated as BOX Market Makers should complete Part 3 of this application. Note that upon approval of Part 3 of this application, the BOX Options Participant will be eligible to request particular options classes; this request will be the subject of a separate application which may only be submitted once Parts 1, 2 and 3 of this application have been approved by the Exchange.

Please note that approval of a BOX Options Participant is subject to the sole discretion of the Exchange. Any questions should be directed to the Exchange's Options Participant Registration Department at (402) 932-3203.

PART I: INDIVIDUAL APPLICATION

Return to: BOX Options Exchange LLC (the "Exchange")
Attn: Christine Young
2211 S. 64th Plaza, #318
Omaha, NE 68106
Ph: (402) 932-3203
Email: cyoung@boxregulation.com

I hereby make application for and represent my firm, in connection with its participation in the Exchange.

Applicant Name: ______________________________

Web CRD #: ______________________________

Applicant-Firm: ______________________________

Business Address:

____
(Street)

____
(City/State) (Country) (Zip Code)

Telephone: ____________________ **Fax:** ____________________

Email: ____________________

By my signature below, I certify that all of my responses to the foregoing are true and complete. I acknowledge that upon approval of this application that the Applicant-Firm and its representatives will be bound by the Bylaws and Rules of the Exchange as well as all circulars, notice interpretations, directives and/or decisions adopted by the Exchange and the Exchange's Options Exchange Registration Department, and I will abide by the same, as now in effect and as may be amended from time to time.

Signed: ____________________ **Date:** ____________________

Name (Printed): ____________________ **Title:** ____________________

Options Participant Registration Department (Only)

Attested: ____________________ **Date:** ____________________

Name (Printed): ____________________ **Title:** ____________________

PART II: APPLICANT-FIRM INFORMATION

Return to: BOX Options Exchange LLC (the "Exchange")
Attn: Christine Young
2211 S. 64th Plaza, #318
Omaha, NE 68106
Ph: (402) 932-3203
Email: cyoung@boxregulation.com

Date of Application: ____________

1. **Name:** ____
(Full and Legal Name of Applicant-Firm)

2. **Address:** ____
(Street) (Telephone)

____
(City, State, Zip) (Fax Number)

3. **Primary Contact** ____
(Name) (Title)

____
(Telephone) (Fax) (Email Address)

(a) Regulatory Contact (if different): ______________________

____

____

(b) Billing Contact (if different): ______________________

____

____

4. **Type of Entity: (check one)** ☐ **Corporation** ☐ **Partnership** ☐ **LLC** ☐ **LLP**

☐ Other: (Explain)______________________

5. **Is the Applicant-Firm an entity formed under and subject to the laws of the United States?**

(check one) ☐ Yes ☐ No

(a) If "no," does the company have a registered subsidiary formed under and subject to the laws of United States? ______________________

1. State the name and address of such subsidiary and primary contact information:

____

____

____

(b) Does such subsidiary have a registered options principal (Series 4 license)?

(check one) ☐ Yes ☐ No

1. If "yes" state such principal's name, address, and Web CRD number:

____
(Name)

____
(Address)

____
(CRD #)

6. **Applicant-Firm's Central Registration Depository (CRD) number:**______________

7. **Designated Options Examining Authority ("DOEA"):** Check if: ☐ FINRA Member
☐ Other (Please provide name):______________________

8. **Identify the Options Clearing Corporation (OCC) member through which Applicant-Firm will clear transactions on BOX:**

____

____

9. **Beneficial Ownership Information:** (NOTE: if either part of this question is yes, please provide an organizational chart showing the affiliations)

(a) Does any entity beneficially own, directly or indirectly, an interest of 10% or more in the Applicant-Firm? (check one) ☐ Yes ☐ No

(b) Does the Applicant-Firm own a beneficial interest, directly or indirectly, of 10% or more in any BOX Options Participant? (check one) ☐ Yes ☐ No

10. Supplemental Information for Applicant-Firms. Applicant-Firm is requested to provide the following information:

(a) A copy of the Applicant-Firm's current Form BD.

(b) An organizational chart, including the names of Applicant-Firm's chief executive officer, chief financial officer, chief operating officer, and chief compliance officer.

(c) A description of Applicant-Firm's proposed trading activities on BOX as it pertains to the following: (Include a statement of the extent to which Applicant-Firm currently is conducting such activities as a member of other SRO(s).)

1. ORDER FLOW PROVIDER: Please indicate the nature of such activity (e.g. x % retail orders and/or x % BD orders);

2. MARKET MAKER;

3. ORDER FLOW PROVIDER AND MARKET MAKER

(d) A description of the manner in which Applicant-Firm receives orders from customers such as electronically, via Internet or proprietary communication devices, and the process and/or systems used. Include basic diagrams to illustrate processes if necessary.

(e) A description of the manner in which Applicant-Firm will send orders to the Exchange, such as through an internet processing system or through a third party order routing service. Include basic diagrams if necessary.

(f) Please provide a copy of Applicant-Firm's written supervisory procedures and information barrier procedures.

11. ***Supplemental Information for Market Maker member Applicant-Firms.*** In addition to the information requested above, Applicant-Firms acting as market makers are requested to provide the following information:

(a) A list of:

1. The office(s) from which Applicant-Firm will conduct BOX market making activity;

2. The individual(s) responsible for supervising such trading activity.

Part III: MARKET MAKER APPLICATION

Applicant-Firms that will apply for Market Maker status must complete the BOX Options Participant application and also provide the supplemental information requested below:

Return to: BOX Options Exchange LLC (the "Exchange")
Attn: Christine Young
2211 S. 64th Plaza, #318
Omaha, NE 68106
Ph: (402) 932-3203
Email: cyoung@boxregulation.com

Date of Application: ____________________

1. **Name:**

____
(Full and Legal Name of Applicant-Firm)

2. **Address:**

____
(Street) (City, State, Zip, Country)

____
(Telephone) (Fax Number)

3. **Primary Contact:**

____
(Name) (Title)

____
(Fax) (Telephone) (Email)

(a) Regulatory Contact (if different):

____

4. **Applicant-Firm's CRD Number:** ____________________

5. **Trading Location / Trading Representatives / Supervisors: Please provide the following information:**

   (a) List of the locations from which Applicant-Firm will conduct its BOX market making activity;

   (b) List all designated trading representatives; and the address(es) from which they will conduct market making or other trading activities;

   (c) List individuals responsible for supervising such trading representatives (Responsible Person) and the U.S. based address(es) from which the supervision will take place.

6. **Trading Representative Qualifications: Please provide the following information:**

   (a) Copy of Form U-4 for each of the trading representatives identified in section 5 above; and

   (b) Provide a brief description of the trading representative's qualifications

   (c) Please note that each trading representative must take an examination, submit to a new market maker orientation program (if required by the Exchange) and be approved by Exchange.

7. **Supervisory Procedures: Please provide a copy of Applicant-Firm's written supervisory procedures for market making activities on the Exchange.**

8. **Applicant-Firm's Capital:**
   Please provide the source and amount of Applicant-Firm's capital to support its market making activities on the Exchange, and the source of any additional capital that may become necessary.

9. **Other Business Activities:**
   If the Applicant-Firm will be conducting other business activities at the market making trading location(s), please provide:

   (a) A statement describing such activities; and

   (b) Copy of "Chinese Wall" procedures.

10. **Authorization:**
    The undersigned agrees that he/she is authorized on behalf of Applicant-Firm to make this application to the Exchange.

    The undersigned hereby agrees that the Applicant-Firm will abide by the Bylaws and Rules of the Exchange as they shall be amended from time to time.

    The undersigned represents that, to the best of my knowledge and belief, the foregoing statements are true and correct.

The undersigned recognizes that Applicant-Firm may be the subject of an investigative consumer report ordered by the Exchange, and hereby authorizes and consents to the Exchange obtaining such report.

____
(Signature of Authorized Officer)

____
(Date)

____
(Print Name)

____
(Title)

BOX OPTIONS EXCHANGE

Exhibit F-3 BOX User Agreement

BOX USER AGREEMENT

Return to: BOX Options Exchange LLC (the "Exchange")
Attn: Christine Young
2211 S. 64th Plaza, #318
Omaha, NE 68106
Ph: (402) 932-3203
Email: cyoung@boxregulation.com

AGREEMENT dated ________________, 20___, by and between BOX Options Exchange LLC (the "Exchange"), a Delaware limited liability company, and ____ ("User"), collectively referred to herein as the "parties."

WHEREAS, the Exchange operates an electronic options market (the "BOX Market"), which is a national securities exchange pursuant to Section 6(a) of the Securities Exchange Act of 1934; and

WHEREAS, provided that User is an approved BOX Options Participant in good standing with the Exchange and has paid the requisite fees, the Exchange will provide User with access to the BOX Market pursuant to these general terms and conditions.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants in this Agreement, the parties hereto agree as follows:

1. *TERM.*

This Agreement is for the term of one year from the date of execution and is automatically renewed on an annual basis unless cancelled by either party pursuant to the terms of this Agreement.

2. *EXCHANGE RULES.*

(a) ***Compliance with the Exchange Rules***. User agrees that it will abide by the Rules of the Exchange, applicable Bylaws and Circulars, as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by the Exchange and BOX Market LLC (collectively "Exchange Rules"), all applicable federal and state laws and regulations, and the rules and regulations of any applicable self-regulatory organization. User will familiarize all Authorized Persons with all of the User's obligations under this Agreement and the Exchange Rules, and will assure that they receive appropriate training prior to any use or access to the BOX Market and System.

(b) ***Monitoring.*** User acknowledges and agrees that the Exchange and BOX Market will monitor the use of the BOX Market by User for compliance with all applicable laws and regulations, including without limitation the Exchange Rules. User acknowledges its responsibility to monitor its employees, agents, and customers for compliance with the Exchange Rules, the rules and regulations of any self-regulatory organization of which User is a member and all applicable federal and state laws and regulations.

(c) ***Integrity of BOX Market.*** User will not (i) materially alter the information or data supplied to or received from the System in violation of the Exchange Rules, (ii) materially affect the integrity of the information or data supplied to or received from the system, or (iii) supply or render information or data from the System that is illegal, inaccurate, unfair, uninformative, fictitious, misleading or discriminatory.

(d) ***Non-Compliance.*** User's right to access the BOX Market and System may be denied or terminated, temporarily or permanently, forthwith at any time by the Exchange upon a determination that: (i) User or its Authorized Persons are in violation or has violated any material term of the Agreement, the Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member, any federal and state laws and regulations: (ii) the User's right to operate is terminated by its self-regulatory organization or by the United States Securities and Exchange Commission; or (iii) the User or its Authorized Person are engaged in activities that BOX reasonably determines to be determined to the BOX Market, BOX Users, or the public.

3. *RIGHTS AND OBLIGATIONS.*

(a) ***BOX System.*** Pursuant to the terms and conditions of this Agreement, User shall have access to certain information, data, access, capabilities, functions, features, and software, which permits User to access and participate in the BOX Market (collectively, the "System").

(b) ***Restriction on Use: Security.*** User may not sell, lease, furnish, or otherwise permit or provide access to the System or any information or data made available therein to any other entity or to any individual that is not User's employee or agent. Notwithstanding the foregoing, User may disclose BOX Market information to its customers provided that such disclosure does not violate OPRA restrictions, the Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws. User will maintain and keep current a list of all employees or agents who are authorized to access the BOX System on behalf of the User (the "Authorized Persons"). User accepts full responsibility for its Authorized Persons use of the System, which use must comply with the BOX Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use or access to the System. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's Authorized Persons, and for the trading and other consequences thereof.

(c) ***Fees***. User agrees to make timely payment of all fees payable to the Exchange and third parties arising from User's access to the BOX Market.

4. *CHANGE OF BOX MARKET.*

User acknowledges and agrees that nothing in this Agreement constitutes an understanding by BOX to continue the BOX Market and System or any aspect of its current form. The Exchange may from time to time make additions, deletions or modifications to the BOX Market or System. User acknowledges and agrees that the Exchange may temporarily or permanently, unilaterally condition, modify, or terminate the right of any individuals or entities to access, receive or use the BOX Market and System in accordance with the Exchange Rules.

5. *PROPRIETARY RIGHTS.*

User acknowledges and agrees that all proprietary rights in the BOX Market and System are and shall remain the property of the Exchange and its third party licensors. User agrees that the Exchange will own all right, title and interest in the quotations and other transaction data and information of the BOX Market.

6. *INFORMATION.*

(a) ***Confidentiality***. Both parties acknowledge that (i) the BOX Market and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to the Exchange, including confidential information of the Exchange or other entities, and (ii) each party may receive or have access to the other proprietary or confidential information disclosed and marked as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation, (i) those taken by the receiving party to protect its own confidential information and (ii) those which the disclosing party may reasonably request from time to time.

(b) ***Disclosure***. The receiving party will not disclose, in whole or in part, the disclosing party's information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations or data made available to User by the Exchange without the express, prior written authorization of the Exchange. User acknowledges that any and all information provided to the BOX Market by the User will be disclosed to the Exchange for use in accordance with the Exchange Rules. User hereby consents to such disclosure. The Exchange may also disclose information in accordance with its regulatory obligations.

(c) ***Unauthorized Use or Disclosure***. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) ***Limitation***. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that (i) the receiving party independently developed before receiving the Information from the disclosing party, (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality, (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees or (iv) the receiving party is compelled to disclose pursuant to legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

7. *DISCLAIMER OF WARRANTY.*

THE BOX MARKET AND SYSTEM ARE MADE AVAILABLE "AS IS" AND WITHOUT WARRANTY OR ANY KIND, WHETHER EXPRESS, IMPLIED, STATUTORY, OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, ACCURACY, FREEDOM FROM ERRORS OR INTERRUPTION OR DEFECT, MERCHANTIBILITY, FITNESS FOR PARTICULAR USE OR PURPOSE, OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE).

8. *LIMITATION OF LIABILITY.*

USER UNDERSTANDS AND AGREES THAT : (i) BOX IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH THE BOX MARKET, AND (ii) BOX IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF THE BOX MARKET TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. IF THIS PROVISION SHALL BE DEEMED TO CONFLICT WITH ANY

OTHER PROVISION OF THIS AGREEMENT, THEN THIS PROVISION SHALL SUPERSEDE SUCH OTHER PROVISION.

9. *INDEMNIFICATION.*

USER AGREES TO INDEMNIFY, DEFEND AND HOLD THE EXCHANGE, ITS AFFILIATES, THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, OR EMPLOYEES HARMLESS FROM AND AGAINST ANY AND ALL CLAIMS, DEMANDS, LOSSES, COSTS, AND EXPENSES, OBLIGATIONS, LIABILITIES, DAMAGES, RECOVERIES, AND DEFICENCIES, INCLUDING INTEREST, PENALTIES, AND ATTORNEY'S FEES, ARISING FROM OR AS A RESULT OF USER'S BREACH OF ITS OBLIGATIONS UNDER THIS AGREEMENT OR OTHERWISE FROM ITS USE OF THE BOX MARKET OR SYSTEM.

10. *TERMINATION.*

Notwithstanding any other provision of this Agreement to the contrary: (i) the Exchange may terminate this Agreement if the User breaches any material term of the Agreement and fails to cure such breach within ten (10) days after written notice thereof from the Exchange; and (ii) the Exchange may suspend User's access to the System immediately, on written notice to the User, if the Exchange reasonably believes that such breach or activity poses substantial risk to the BOX Market or its users. Such action shall be instituted under, and governed by, the Exchange Rule 11000 Series (Summary Suspensions) and Rule 12000 Series (Discipline) and may be appealed by the User under the Exchange Rule 13000 Series regarding Review of Certain Exchange Actions. The User may terminate this Agreement upon providing the Exchange thirty days notice in writing. Upon termination of this Agreement for any reason, all rights granted to User hereunder will cease. In no event will termination of this Agreement relieve User of any obligation incurred through its use of the BOX Market. The provisions of Sections 5, 6, 8, and 9 will survive the termination or expiration of this Agreement for any reason.

11. *ASSIGNMENT.*

User shall not assign, delegate, or otherwise transfer this Agreement or any of its rights or obligations hereunder without the Exchange's prior approval. The Exchange may assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

12. *MISCELLANEOUS.*

All notices or approvals required or permitted under this Agreement must be given in writing to the address specified above. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. The substantive laws of the Commonwealth of Massachusetts shall govern this Agreement. All disputes, claims or controversies between the parties related to User's use of the BOX Market shall be resolved in accordance with the applicable Exchange Rules, all applicable federal and state laws and regulations, and the rules and regulations of any applicable securities self-regulatory organization. All non-regulatory disputes, claims or controversies between the parties related to the interpretation of this Agreement shall be submitted to arbitration pursuant to the rules of the American Arbitration Association; provided, however, that nothing herein will prevent the Exchange from seeking interim injunctive relief in any court of competent jurisdiction. If any provision of this Agreement is to be held unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

Agreed to as of this _________ day of _________________, 20___.

User **BOX Options Exchange LLC**

____
(Company Name)

By:________________________________
(Signature)

____
(Name and Title)

____
(Street Address)

____
(City, State & Zip Code)

BOX[SM]

OPTIONS EXCHANGE

Exhibit F-4 BOX Options Market Participant Agreement

BOX OPTIONS MARKET PARTICIPANT AGREEMENT

Return to: BOX Options Exchange LLC (the "Exchange")
Attn: Christine Young
2211 S. 64th Plaza, #318
Omaha, NE 68106
Ph: (402) 932-3203
Email: cyoung@boxregulation.com

BOX Options Participant agrees to abide by the Rules of the BOX Options Exchange LLC (the "Exchange") applicable Bylaws and Rules of the Exchange, as amended from time to time, and all circulars, notices, interpretations, directives and/or decisions adopted by the Exchange.

BOX Options Participant acknowledges that BOX Options Participant and its associated persons are subject to the oversight and jurisdiction of the Exchange.

BOX Options Participant authorizes the Exchange to make available to any governmental agency or self-regulatory organization ("SRO") any information it may have concerning the BOX Options Participant or its associated persons, and releases the Exchange from any and all liability in furnishing such information.

BOX Options Participant acknowledges its obligation to update any and all information contained in any part of the BOX Options Participant's application, including termination of membership with another SRO.

Agreed to as of this ________ day of ________________, 20___.

BOX Options Participant

BOX Options Exchange LLC

____
(Company Name)

By:______________________________
(Signature)

____
(Name and Title)

____
(Street Address)

____
(City, State & Zip Code)

BOX OPTIONS EXCHANGE

Exhibit F-5 BOX Trading Participant Clearing Guarantee (Non-Market Maker)

BOX REGULATION

BOX OPTIONS PARTICIPANT
CLEARING GUARANTEE (NON-MARKET MAKER)

Return to: BOX Options Exchange LLC (the "Exchange")
Attn: Christine Young
2211 S. 64th Plaza, #318
Omaha, NE 68106
Ph: (402) 932-3203
Email: cyoung@boxregulation.com

From: OCC Clearing Member: ______________________________

OCC Clearing Number: ______________________________

Re: BOX Options Participant: ______________________________

The BOX Options Participant mentioned above has represented to the undersigned Clearing Member of the Options Clearing Corporation ("OCC Clearing Member") that it is a registered BOX Options Participant of BOX Options Exchange LLC (the "Exchange") with full trading rights including trading for its own account.

Pursuant to the trading of the above referenced BOX Options Participant on the BOX Market and Rule 7200 of the Exchange Rules, the undersigned OCC Clearing Member accepts financial responsibility for all BOX Market Transactions made by the above-referenced BOX Options Participant when executing such transactions through the undersigned OCC Clearing Member. This letter shall be deemed to be a Letter of Guarantee pursuant to Rule 7200 of the Exchange Rules and shall remain in effect until a written notice of revocation has been filed with the Exchange.

So long as written notification is received by 5:00 p.m. (Eastern Time), the revocation shall become effective the next trade day or such later date as is specified on the written notification. If the OCC Clearing Member wants a revocation to be effective the next trade day, it shall also contact the BOX Market Operations Center ("BOX MOC") at (866) 768-8845 to confirm receipt of the notification. Any such revocation shall in no way relieve the undersigned OCC Clearing Member of responsibility for Exchange Transactions guaranteed prior to the effective date of such revocation.

Agreed and signed this date: ______________________________

OCC Clearing Member Representative Signature: ______________________________

Print Name: ______________________________

Title: ______________________________

Phone Number: ______________________________

BOX OPTIONS EXCHANGE

Exhibit F-6 BOX Trading Participant Clearing Guarantee (Market Maker)

BOX[SM]
REGULATION

BOX OPTIONS PARTICIPANT
CLEARING GUARANTEE (MARKET MAKER)

Return to: BOX Options Exchange LLC (the "Exchange")
Attn: Christine Young
2211 S. 64th Plaza, #318
Omaha, NE 68106
Ph: (402) 932-3203
Email: cyoung@boxregulation.com

From: OCC Clearing Member: ______________________________

OCC Clearing Number: ______________________________

Re: BOX Options Participant: ______________________________

BOX Options Participant
Account Acronyms: ______________________________

The BOX Options Participant mentioned above has represented to the undersigned Clearing Member of the Options Clearing Corporation ("OCC Clearing Member"), that it is a registered BOX Options Participant of BOX Options Exchange LLC (the "Exchange") with full trading rights including trading for its own account, acting as Market Maker and submitting and executing orders as agent on behalf of customers.

Pursuant to the trading of the above referenced BOX Options Participant on the BOX Market and Rule 7200 and Rule 8070 of the Exchange Rules, the undersigned, OCC Clearing Member accepts financial responsibility for all BOX Market Transactions made by the above-referenced BOX Options Participant when executing such transactions through the undersigned OCC Clearing Member. This letter shall be deemed to be a Letter of Guarantee pursuant to Rule 7200 and Rule 8070 of the Exchange Rules and shall remain in effect until a written notice of revocation has been filed with the Exchange.

So long as written notification is received by 5:00 p.m. (Eastern Time), the revocation shall become effective the next trade day or such later date as is specified on the written notification. If the OCC Clearing Member wants a revocation to be effective the next trade day, it shall also contact the BOX Market Operations Center ("BOX MOC") at (866) 768-8845 to confirm receipt of the notification. Any such revocation shall in no way relieve the undersigned OCC Clearing Member of responsibility for Exchange Transactions guaranteed prior to the effective date of such revocation.

Agreed and signed this date: ______________________________

OCC Clearing Member Representative Signature: ______________________________

Print Name: ______________________________

Title: ______________________________

Phone Number: ______________________________

BOX OPTIONS EXCHANGE

Exhibit F-7 BOX Options Participant Give-up Agreement and Clearing Instructions

BOX GIVE UP AGREEMENT AND CLEARING INSTRUCTIONS

This BOX Options Participant Give-up Agreement and Clearing Instructions (this "Agreement") is made by and between the undersigned "Executing Broker" and "Clearing Broker" (each a "Party" and, together, the "Parties"), effective only as provided in, and in accordance with the provisions of, Section 1 below.

WHEREAS, the BOX Options Exchange LLC ("BOX"), a limited liability company and national securities exchange, headquartered at 101 Arch Street, Suite 610, Boston, Massachusetts 02110, operates a trading facility ("Facility") of BOX; and

WHEREAS, BOX presents BOX executed transactions on its Facility to the Options Clearing Corporation ("OCC") in the format proscribed by OCC and in compliance with applicable OCC Clearing Agreements for OCC transaction settlement purposes; and

WHEREAS, the term "BOX Options Participant" shall have the same meaning as set forth in the BOX Trading Rules; and

WHEREAS, the Parties are both BOX Options Participants and request and agree to OCC clearing re-allocation (the "Give Up") of BOX executed transactions on the Facility of BOX as described below;

NOW, THEREFORE, the Parties agree as follows:

1. **Scope, Effectiveness.** This Agreement sets forth the terms and conditions under which (i) an Executing Broker shall provide BOX with clearing instructions (the Give Up allocation) to BOX Market Operations Center ("BOX MOC"); and (ii) the Clearing Broker provides its acceptance of those instructions through OCC trade clearance and settlement. This Agreement shall only take effect if, and as of the date on which, BOX accepts this Agreement and activates the Give Up allocation in the BOX Trade Management System ("TMS"). Confirmation of such acceptance and activation will be deemed received by the Parties upon BOX MOC's updating and issuing confirmation via email of the Give Up information in the TMS for OCC trade clearance according to clearing instructions provided for in this Agreement.

2. **General.** The Parties understand and agree that:

a. The Executing Broker has provided BOX MOC with a copy of this Agreement signed and dated by the Parties and clearly identifying the clearing instructions (the Give Up allocation, including valid OCC account identifier).

b. The Parties shall communicate as soon as possible, but in no event later than the close of business on the first business day after issuance of confirmation, any Give Up allocation discrepancies to BOX MOC for the purposes of reporting and/or resolving allocation discrepancies among the Parties. Upon request of the Parties, BOX MOC may provide operational assistance to the Parties in order to resolve disputes.

c. The Parties shall be subject to applicable laws, governmental, regulatory, self-regulatory and exchange rules and regulations as are in force from time to time.

d. The Executing Broker shall be liable for all errors, omissions, or failures to accept allocations by the Clearing Broker.

3. **Disclaimer of Liability, No Warranty, Indemnification.**

a. The Parties hereby agree and acknowledge that the provisions, including the limitations on liability, contained in BOX Trading Rule 5080 apply to the actions and transactions contemplated by this Agreement. Notwithstanding the foregoing, the Parties understand and agree that neither BOX nor any of its affiliates, directors, officers, employees, contractors or agents will be liable to the Parties or to any other persons, whether or not associated with the Parties, for any claim, damage, loss, cost, expense or liability whatsoever, whether direct or indirect, regardless of the cause, arising out of or in any way related to this Agreement.

b. The Parties hereby agree and acknowledge that any action taken by BOX related to this Agreement is as an accommodation to the Parties only and BOX makes no warranty, express or implied, as to any matter pertaining to this Agreement. In no event will BOX or any of its affiliates, directors, officers, employees, contractors or agents be liable for any incidental, indirect or consequential damages, including but not limited to, loss of use, revenues, profits, or savings, whether such damages or losses are those of BOX, any Party or any third party, even if BOX knew or should have known of the possibility of such damages or losses, and even if due to errors or omissions of BOX.

c. The Parties, jointly and severally, will defend and indemnify BOX and its affiliates, directors, officers, employees, contractors and agents from, and hold them harmless against, any claim, damage, loss, cost, expense or liability whatsoever, whether direct or indirect, regardless of the cause, arising out of or in any way related to this Agreement.

d. BOX and its affiliates, directors, officers, employees, contractors and agents are intended third party beneficiaries of this Agreement, each with an independent right to enforce the terms thereof.

4. **Governing Law**. This Agreement and any matters arising under, or relating to, this Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, without giving effect to its conflicts of law principles.

5. **Arbitration.** The Parties agree that compulsory, binding arbitration will be the exclusive means of dispute resolution in any dispute arising out of or related to this Agreement. The Parties further agree that any such arbitration will be administered by the American Arbitration Association ("AAA") in accordance with its Commercial Arbitration Rules and a judgment on the award of the arbitrator may be rendered in any court having jurisdiction thereof. The arbitrator shall assign the costs of the arbitration, including but not limited to expenses and reasonable attorneys' fees, to the non-prevailing Party or Parties. Notwithstanding the foregoing,

the Parties and intended beneficiaries of this Agreement may apply to any court having jurisdiction over the Parties to seek equitable relief.

6. **Entire Agreement, Amendment, Waiver.** This Agreement constitutes the entire Agreement between the Parties with respect to the Give Up arrangement, and supersedes all prior and contemporaneous agreements, understandings, and commitments between BOX and the Parties with respect to the subject matter hereof. Except as otherwise provided in this Agreement, no modification, waiver or amendment of any of the provisions of this Agreement, by course of dealing or otherwise, will be effective unless approved in writing by the Parties and BOX. The failure of any party at any time to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provision and will not affect the right of any party thereafter to enforce each and every provision hereof in accordance with its terms. Any waiver of any provision of this Agreement shall be effective only if given in writing by the party against whom such waiver is to be enforced.

7. **Severability.** If any provision of this Agreement is held to be unenforceable or void, such provision will be limited or narrowly construed to the extent necessary to make it enforceable or, if such limitation or construction is not possible or would be inconsistent with the Parties' manifest intentions, such provision will be deemed to be stricken from this Agreement with the remaining provisions in full force and effect.

8. **Force Majeure.** No party will be liable for any failure or delay in its performance under this Agreement when such delay or failure arises from circumstances beyond its reasonable control (including without limitation, acts of God, earthquake, flood, war, terrorism, embargo, riot, sabotage, labor shortage or dispute, communication failure, equipment or software malfunction, governmental act, including acts by the Securities and Exchange Commission or any applicable regulator, or electrical failure), to the extent not due to the gross negligence or willful misconduct of such Party.

9. **Give Up Instructions** (to be completed by Executing Broker):

____

____

____

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered to their respective authorized officers as of the date set forth below:

____________________ (Name of Executing Broker)	____________________ (Name of Clearing Broker)
By:____________________ (signature)	By:____________________ (signature)
Print Name:____________________	Print Name:____________________
Title:____________________	Title:____________________
Date:____________________	Date:____________________

Return to:

BOX Options Exchange LLC
Attn: Market Operations Center
101 Arch Street, Suite 610
Boston, MA 02110
Ph: (866) 768-8845
Email: boxmoc@boxexchange.com

BOX OPTIONS EXCHANGE

Amendment to:

Exhibit J

Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

Name.
Title.
Dates of commencement and termination of term of office or position.
Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)

Exhibit J is hereby amended by deleting the prior response in its entirety and inserting a new response to Exhibit J as set forth below.

Response:

1. Officers:

Each of the following officers was elected to a one-year term, each to serve until his or her replacement is duly elected or until his or her earlier death, disability, removal or resignation. Officers may serve consecutive terms. Service commenced on April 28, 2011.

Name:	**Title:**
Tony McCormick	Chief Executive Officer
Lisa Fall	President and Secretary
Ken Meaden	Chief Regulatory Officer
Michael Burbach	Vice President, Legal Affairs

BOX OPTIONS EXCHANGE

2. Directors:

Each of the following directors was elected to a one-year term, each to serve until his replacement is duly elected or until his earlier death, disability, removal or resignation. Directors may serve consecutive terms. Service commenced on May 10, 2012.

Name:	Title:	Primary Business:
James Boyle	Participant Director	Options trading
Thomas Kloet	BOX Holdings Director	CEO of Securities Exchange
Larry Mollner	Non-Industry Director	None/Retired
Paul Stevens	Non-Industry Director	None/Retired
Robert Whaley	Non-Industry Public Director	Professor

3. Committees:

Each of the following committee members was elected to a one-year term, each to serve until his replacement is duly elected or until his earlier death, disability, removal or resignation. Committee Members may serve consecutive terms. Service commenced on May 10, 2012.

Audit Committee
- Thomas Kloet
- Larry Mollner
- Paul Stevens

Compensation Committee
- Larry Mollner
- Paul Stevens
- Robert Whaley

Regulatory Oversight Committee
- Larry Mollner
- Paul Stevens
- Robert Whaley

Nominating Committee
- James Boyle
- Thomas Kloet
- Larry Mollner
- Paul Stevens
- Robert Whaley

Amendment to:

Exhibit M

Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name,
2. Date of election to membership or acceptance as a participant, subscriber or other user,
3. Principal business address and telephone number,
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and
6. The class of membership, participation or subscription or other access.

Exhibit M is hereby amended by deleting the prior response and inserting a new response to Exhibit M as set forth below.

Response:

A list of BOX Options Participants, including requested information, is attached hereto as Exhibit M.

BOX[SM]
OPTIONS EXCHANGE

Exhibit M – List of Participants

BOX Options [illegible]hange Form 1
Exhibit M - [illegible]f Members

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
ABN AMRO CLEARING CHICAGO LLC	05/07/12	175 W. Jackson Blvd., Suite 400. Chicago, IL 60604	312-604-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
APEX CLEARING CORPORATION	06/06/12	1700 Pacfic Avenue, Dallas, TX 75201	312-444-8700	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
AUTOMATED TRADING DESK FINANCIAL SERVICES, LLC	05/07/12	11 EWall Street, Mt. Pleasant, SC 29464	843-789-2080	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BARCLAYS CAPITAL INC.	05/07/12	745 7th Avenue, New York, NY 10019	212-526-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BELVEDERE TRADING LLC	05/07/12	10 S. Riverside Plaza, Suite 2100, Chicago, IL 60606	312-893-3750	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BMO CAPITAL MARKETS CORP.	05/09/12	3 Times Square, New York, NY 10036	212-605-1646	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
BNP PARIBAS SECURITIES CORP.	05/07/12	787 Seventh Avenue, New York, NY 10019	212.841.2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
CITADEL SECURITIES LLC	05/07/12	131 South Dearborn Street, Chicago, IL 60603	312-395-2100	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
CITIGROUP DERIVATIVES MARKETS INC.	05/07/12	130 Chester Lane, Minnetonka, MN 55305	952-475-5525	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
COMPASS PROFESSIONAL SERVICES, LLC	05/07/12	111 W. Jackson Blvd., Suite 2000, Chicago, IL 60604	312 692-5000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
COWEN AND COMPANY	05/07/12	599 Lexington Avenue, Equities Division - 21st Floor, New York, NY 10022	646-562-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
COWEN CAPITAL LLC	05/07/12	599 Lexington Avenue, Equities Division - 21st Floor, New York, NY 10022	646-562-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
CREDIT SUISSE SECURITIES (USA) LLC	05/07/12	11 Madison Avenue, New York, NY 10010	212-325-2000	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
DART EXECUTIONS, LLC	05/07/12	350 North Orleans, 2N, Chicago, IL 60654	312-244-5400	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
DEUTSCHE BANK SECURITIES INC.	05/07/12	60 Wall Street, New York, NY 10005	212-250-2500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
ELECTRONIC BROKERAGE SYSTEMS, LLC	05/07/12	180 West Adams, Chicago, IL 60603	847-550-1728	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
EQUITEC PROPRIETARY MARKETS, LLC	05/07/12	111 W. Jackson Blvd., Suite 2000, Chicago, IL 60604	312 692-5000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GLOBAL EXECUTION BROKERS, LP	05/07/12	401 City Avenue, Suite 220, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GOLDMAN SACHS EXECUTION & CLEARING, L.P.	05/07/12	200 West Street, New York, NY 10282	212-902-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
GOLDMAN, SACHS & CO.	05/07/12	200 Wall Street, New York, NY 10282	212-902-1000	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
HARDCASTLE TRADING USA L.L.C.	05/07/12	755 Secaucus Road, Suite F1110, Secaucus, NJ 07094	201-305-8888	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
HRT FINANCIAL LLC	05/07/12	32 Old Slip, 30th Floor, New York, NY 10005	212-293-1444	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
IMC FINANCIAL MARKETS	05/07/12	233 S. Wacker Drive, Suite 4300, Chicago, IL 60657	312-244-3300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
INSTINET, LLC	05/07/12	1095 Avenue of the Americas, New York, NY 10036	212-310-9500	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b). PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
INTERACTIVE BROKERS LLC	05/07/12	One Pickwick Plaza, 2nd Floor, Greenwich, CT 06830	203-618-5710	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
ISRAEL A. ENGLANDER & CO., LLC	05/07/12	666 5th Avenue, 9th Floor, New York, NY 10103	212-841-4100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
ITG DERIVATIVES LLC.	05/07/12	601 S. LaSalle, Suite 601, Chicago, IL 60605	312-334-8000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
J.P. MORGAN SECURITIES INC.	05/07/12	383 Madison Avenue, New York, NY 10179	212-272-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JEFFERIES & COMPANY, INC.	05/07/12	520 Madison Avenue, New York, NY 10022	212-284-2300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
JEFFERIES EXECUTION SERVICES, INC.	05/07/12	520 Madison Avenue, New York, NY 10022	646-805-5400	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
KNIGHT CAPITAL AMERICAS LLC	05/07/12	545 Washington Blvd., Jersey City, NJ 07310	201 222-9400	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
LEGENT CLEARING	05/07/12	9300 Underwood Avenue, Suite 400, Omaha, NE 68114	402 384-6100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
LEK SECURITIES CORPORATION	05/07/12	1 Liberty Plaza, New York, NY 10006	212-509-2300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
LIME BROKERAGE LLC	05/07/12	625 Broadway, 12th Floor, New York, NY 10013	212-824-5000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
LIQUIDPOINT, LLC	05/07/12	311 S. Wacker Drive, Suite 4700, Chicago, IL 60606	312-986 2006	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MERRILL LYNCH PROFESSIONAL CLEARING CORP.	05/07/12	One Bryant Park, 6th Floor, New York, NY 10036	646-743-1295	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Options [illegible]hange Form 1
Exhibit M - [illegible] Members

1. ORGANIZATION PRIMARY BUSINESS NAME	2. BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b). PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED	05/07/12	One Bryant Park, 6th Floor, New York, NY 10036	800-637-7455	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
MORGAN STANLEY & CO. LLC	05/07/12	1585 Broadway, New York, NY 10036	212-761-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NASDAQ OPTIONS SERVICES, LLC	05/07/12	One Liberty Plaza, 51st Floor, New York, NY 1006	212-231-5100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NATIONAL FINANCIAL SERVICES LLC	05/07/12	200 Seaport Blvd., Boston, MA 02110	617-563-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NEWEDGE USA, LLC	05/07/12	550 W. Jackson Blvd., Chicago, IL 60661	312-762-1000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
NOMURA SECURITIES INTERNATIONAL, INC.	05/07/12	2 World Financial Center, Building B, New York, NY 10281	212-667-9000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
OCTEG, LLC	05/07/12	350 N. Orleans, 3rd Floor South, Chicago, IL 60654	312-931-2200	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
OPTIVER US, LLC	05/07/12	130 E. Randolph, #1300, Chicago, IL 60601	312-821-9500	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
PEAK6 CAPITAL MANAGEMENT LLC	05/07/12	141 W. Jackson Blvd., Suite 500, Chicago, IL 60604	312-362-2401	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
PERSHING LLC	05/07/12	1 Pershing Plaza, Jersey City, NJ 07399	201-413-2000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
PICTET OVERSEAS INC.	05/07/12	1000 de la Gauchetiere West, Suite 3100, Montreal, QC H3B4W5	514-288-8161	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
QUANTLAB SECURITIES LP	05/07/12	4200 Montrose Blvd. #200, Houston, TX 77006	713-333-3700	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
QUANTUM EDGE DERIVATIVES TRADING, LLC	05/07/12	370 Lexington Ave, #308, New York, NY 10017	646-490-9779	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
RBC CAPITAL MARKETS, LLC	05/07/12	3 World Financial Center, 200 Vesey Street, New York, NY 10281	212-858-7000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
RGM SECURITIES, LLC	05/07/12	221 West 6th Street, Suite 1225, Austin, TX 78701	512-807-5300	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
RONIN CAPITAL, LLC	05/07/12	350 N. Orleans Street, Suite 2N, Chicago, IL 60654	312-244-5000	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
SANFORD C. BERNSTEIN & CO., LLC	05/07/12	1345 Avenue of the Americas, New York, NY 10105	212-350-8400	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SG AMERICAS SECURITIES, LLC	05/07/12	1221 Avenue of the Americas, New York, NY 10020	212-278-6000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SOUTHWEST SECURITIES, INC.	05/07/12	1201 Elm Street, Suite 3500, Dallas, TX 75270	214-859-1800	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SPOT TRADING LLC	05/07/12	440 S. LaSalle Street, Suite 2800, Chicago, IL 60605	312-362-4550	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SUCCESS TRADE SECURITIES, INC.	05/07/12	1900 L. Street, N.W., Suite 301,Washington, DC 20036	202-466-6890	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
SUSQUEHANNA SECURITIES	05/07/12	401 City Avenue, Suite 220, Bala Cynwyd, PA 19004	610-617-2600	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
TIMBER HILL LLC	05/07/12	One Pickwick Plaza, 2nd Floor, Greenwich, CT 06830	203-618-5800	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
TRADESTATION SECURITIES, INC.	05/07/12	8050 SW 10th Street, Plantation, FL 33324	954-652-7900	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column

BOX Options [illegible]ange Form 1
Exhibit M - [illegible] Members

1. ORGANIZATION PRIMARY BUSINESS NAME	2.BOX APPROVED	3(a). PRINCIPAL BUSINESS ADDRESS	3(b).PHONE NUMBER	4. NOT APPLICABLE	5. ACTIVITIES ENGAGED IN	6. Class of Participation
UBS FINANCIAL SERVICES INC.	05/09/12	1000 Harbor Blvd., Weehawken, NJ 07086	201-352-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
UBS SECURITIES LLC	05/07/12	677 Washington Blvd., Stamford, CT 06901	203-719-3000	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
VIRTU FINANCIAL BD LLC*	05/07/12	645 Madison Avenue, 16th Floor, New York, NY 10022	212-418-0100	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
VOLANT LIQUIDITY TRADING LLC	05/07/12	7 World Trade Center, Suite 3301, New York, NY 10007	646-484-3000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WALLEYE TRADING LLC	05/07/12	14601 27th Avenue N., Suite 102, Plymouth, MN 55447	952 345-6611	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column
WEDBUSH SECURITIES INC.	05/07/12	1000 Wilshire Blvd., Los Angeles, CA 90017	212-688-8090	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WELLS FARGO SECURITIES, LLC	05/07/12	301 S. College Street, Charlotte, NC 28202	415-645-0800	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WOLVERINE EXECUTION SERVICES, LLC	05/07/12	175 W. Jackson Blvd., Suite 400. Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Order Flow Provider	See Previous Column
WOLVERINE TRADING, LLC	05/07/12	175 W. Jackson Blvd., Suite 400. Chicago, IL 60604	312-884-4000	Rule 2040(a) restricts participation on BOX.	Market Maker and Order Flow Provider	See Previous Column